                                                       File No. 333-31677
                                                       40 Act File No. 811-08103

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 AMENDMENT NO. 1
                                       TO
                                    FORM S-6

For Registration under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2

A.   Exact name of Trust:     NUVEEN UNIT TRUST, SERIES 5

B.   Name of Depositor:       JOHN NUVEEN & CO, INCORPORATED

C.   Complete address of Depositor's principal executive offices:

                              333 West Wacker Drive
                              Chicago, Illinois  60606

D.   Name and complete address of agents for service:

                              JOHN NUVEEN & CO. INCORPORATED
                              Attention:  Gifford R. Zimmerman
                              333 West Wacker Drive
                              Chicago, Illinois  60606

                              CHAPMAN AND CUTLER
                              Attention:  Eric F. Fess
                              111 West Monroe Street
                              Chicago, Illinois  60603

It is proposed that this filing will become effective (check appropriate box)

----
:  : immediately upon filing pursuant to paragraph (b)
----
:  : on (date) pursuant to paragraph (b)
----
:  : 60 days after filing pursuant to paragraph (a)
----
:  : on (date) pursuant to paragraph (a) of rule 485 or 486
----

E. Title and amount of securities being registered: An indefinite number of Units as permitted by Rule 24f-2.

F. Proposed maximum offering price to the public of the securities being registered: Not presently determinable.

G.   Amount of filing fee:  $0.

H. Approximate date of proposed sale to the public: As soon as practicable after the effective date of the Registration Statement.

: X :     Check box if it is proposed that this filing will become effective on
----      August 6, 1997 at 1:30 P.M. pursuant to Rule 487.

--------------------------------------------------------------------------------

                           NUVEEN UNIT TRUST, SERIES 5

                              CROSS-REFERENCE SHEET


                     PURSUANT TO RULE 404(c) OF REGULATION C
                        UNDER THE SECURITIES ACT OF 1933

                 (FORM N-8B-2 ITEMS REQUIRED BY INSTRUCTION 1 AS
                           TO PROSPECTUS ON FORM S-6)


FORM N-8B-2                                                           FORM S-6
ITEM NUMBER                                                           HEADING IN PROSPECTUS


          I.  ORGANIZATION AND GENERAL INFORMATION

1.   (a)  Name of trust                                          )    Prospectus Cover Page
     (b)  Title of securities issued                             )
                                                                 )
2.   Name and address of Depositor                               )    Information About The Sponsor
                                                                 )
3.   Name and address of Trustee                                 )    Information About The Sponsor
                                                                 )
4.   Name and address of principal Underwriter                   )    Information About The Sponsor
                                                                 )
5.   Organization of trust                                       )    Nuveen Unit Trusts
                                                                 )
6.   Execution and termination of Trust Agreement                )    Nuveen Unit Trusts
                                                                 )    Information About The Trustee
                                                                 )    Other Information
                                                                 )
7.   Changes of Name                                             )
                                                                 )
8.   Fiscal Year                                                 )
                                                                 )
9.   Litigation                                                  )

          II.  GENERAL DESCRIPTION OF THE TRUST AND SECURITIES OF THE TRUST

10.  General information regarding trust's securities            )    Summary of Portfolios.
                                                                 )    Composition of Trusts
                                                                 )    Portfolio
                                                                 )    Distributions To Unitholders
                                                                 )    Redemption
                                                                 )    Removal of Securities From The Trusts
                                                                 )    Information About The Trustee
                                                                 )    Information About The Sponsor
                                                                 )    Other Information
                                                                 )    Tax Status
                                                                 )
11.  Type of securities comprising units                         )    Nuveen Unit Trusts
                                                                 )    Portfolio
                                                                 )    Summary Of Portfolios
                                                                 )    Composition Of Trusts
                                                                 )    Objectives Of The Trusts

12.  Certain information regarding periodic                      )                   *
      payment certificates                                       )
                                                                 )
13.  (a)  Loan, fees, expenses, etc.                             )    Essential Information
                                                                 )    Public Offering Price
                                                                 )    Market For Units
                                                                 )    Evaluation of Securities at the Initial Date Of Deposit
                                                                 )    Trust Operating Expenses
                                                                 )    Distributions To Unitholders
                                                                 )    Summary Of Portfolios
                                                                 )    Reports To Unitholders
                                                                 )
     (b)  Certain information regarding periodic                 )                   *
           payment certificates                                  )
                                                                 )
     (c)  Certain percentages                                    )    Public Offering Price
                                                                 )    Market For Units
                                                                 )    Evaluation of Securities at the Initial Date Of Deposit
                                                                 )
     (d)  Certain other fees, etc. payable by holders            )    Evaluation of Securities at the Initial Date Of Deposit
                                                                 )    Normal Trust Operating Expenses
                                                                 )    Ownership and Transfer of Units
                                                                 )
     (e)  Certain profits received by depositor, principal       )    Composition Of Trusts
           underwriter, trustee or affiliated persons            )    Purchase of Units by the Sponsor
                                                                 )
     (f)  Ratio of annual charges to income                      )                   *
                                                                 )
14.  Issuance of trust's securities                              )    Summary Of Portfolios
                                                                 )    Distributions To Unitholders
                                                                 )    How Certificates Are Issued
                                                                 )    Redemption
                                                                 )
15.  Receipt and handling of payments from purchasers            )                   *


                                       2


16.  Acquisition and Disposition of Underlying Securities        )    Nuveen Unit Trusts
                                                                 )    Summary Of Portfolios
                                                                 )    Composition Of Trusts
                                                                 )    Redemption
                                                                 )    Removal of Securities from the Trusts
                                                                 )    Other Information
                                                                 )
17.  Withdrawal or redemption                                    )    Market For Units
                                                                 )    Redemption
                                                                 )    Purchase of Units by the Sponsor
                                                                 )
18.  (a)  Receipt and disposition of income                      )    Summary Of Portfolios
                                                                 )    Distributions to Unitholders
                                                                 )    Reports to Unitholders
                                                                 )
     (b)  Reinvestment of distributions                          )    Accumulation Plan
                                                                 )
     (c)  Reserves or special funds                              )    Summary Of Portfolios
                                                                 )    Distributions to Unitholders
                                                                 )
     (d)  Schedule of distributions                              )                   *
                                                                 )
19.  Records, accounts and reports                               )    Distributions to Unitholders
                                                                 )    Reports to Unitholders

20.  Certain miscellaneous provisions of Trust Agreement         )    Information About the Trustee
                                                                 )    Information About the Sponsor
                                                                 )    Other Information
                                                                 )
21.  Loans to security holders                                   )                   *
                                                                 )
22.  Limitations on liability                                    )    Summary of Portfolios
                                                                 )    Composition of Trusts
                                                                 )    Information About the Trustee
                                                                 )
23.  Bond arrangements                                           )                   *
                                                                 )
24.  Other material provisions of Trust Agreement                )                   *

     III.  ORGANIZATION, PERSONNEL AND AFFILIATED PERSONS OF DEPOSITOR

25.  Organization of Depositor                                   )    Information About the Sponsor
                                                                 )
26.  Fees received by Depositor                                  )                   *

27.  Business of Depositor                                       )    Information About the Sponsor

28.  Certain information as to officials and affiliated          )                   *
      persons of Depositor
                                                                 )
29.  Voting Securities of Depositor                              )    Information About the Sponsor


                                       3

30.  Persons controlling Depositor                               )
                                                                 )
31.  Payments by Depositor for certain services rendered         )
      to trust                                                   )
                                                                 )
32.  Payments by Depositor for certain other services rendered   )                   *
      to trust                                                   )
                                                                 )
33.  Remuneration of employees of Depositor for certain          )
      services rendered to trust                                 )
                                                                 )
34.  Remuneration of other persons for certain services          )
      rendered to trust                                          )

     IV.  DISTRIBUTION AND REDEMPTION OF SECURITIES

35.  Distribution of trust's securities by states                )                   *
                                                                 )
36.  Suspension of sales of trust's securities                   )
                                                                 )
37.  Revocation of authority to distribute                       )
                                                                 )

38.  (a)  Method of distribution                                 )
     (b)  Underwriting agreements                                )    Distribution of Units to the Public
     (c)  Selling agreement                                      )
                                                                 )
39.  (a)  Organization of principal underwriter                  )    Information About the Sponsor
     (b)  NASD membership of principal underwriter               )
                                                                 )
40.  Certain fees received by principal underwriter              )                   *
                                                                 )
41.  (a)  Business of principal underwriter                      )
     (b)  Branch offices of principal underwriter                )                   *
     (c)  Salesmen of principal underwriter                      )
                                                                 )
42.  Ownership of trust's securities by certain persons          )                   *
                                                                 )
43.  Certain brokerage commissions received by principal         )                   *
      underwriter


                                       4

44.  (a)  Method of valuation                                    )    Essential Information
                                                                 )    Public Offering Price
                                                                 )    Evaluation of Securities at the Date Of Deposit
                                                                 )    Trust Operating Expenses
                                                                 )
     (b)  Schedule as to offering price                          )                   *
                                                                 )
     (c)  Variation in offering price to certain persons         )    Public Offering Price
                                                                 )    Evaluation of Securities at the Date Of Deposit
                                                                 )
45.  Suspension of redemption rights                             )                   *
                                                                 )
46.  (a)  Redemption valuation                                   )    Unit Value And Evaluation
                                                                 )    Redemption Without Charge
                                                                 )    Purchase of Units by the Sponsor
                                                                 )
     (b)  Schedule as to redemption price                        )                   *
                                                                 )
47.  Maintenance of position in underlying securities            )    Public Offering Price
                                                                 )    Purchase of Units by the Sponsor

     V.   INFORMATION CONCERNING THE TRUSTEE OR CUSTODIAN

48.  Organization and regulation of Trustee                      )    Information About the Trustee
                                                                 )
49.  Fees and expenses of Trustee                                )    Essential Information
                                                                 )    Trust Operating Expenses
                                                                 )
50.  Trustee's lien                                              )    Trust Operating Expenses
                                                                 )    Distributions to Unitholders

     VI.  INFORMATION CONCERNING INSURANCE OF HOLDERS OF SECURITIES

51.  Insurance of holders of trust's securities                  )                   *


                                       5

     VII. POLICY OF REGISTRANT

52.  (a)  Provisions of trust agreement with respect to          )    Trust Operating Expenses
           selection or elimination of underlying securities     )    Redemption
                                                                 )    Removal of Securities from the Trusts
                                                                 )
     (b)  Transactions involving elimination of underlying       )                   *
           securities                                            )
                                                                 )
                                                                 )
     (c)  Policy regarding substitution elimination of           )    Summary Of Portfolios
           underlying or securities                              )    Composition Of Trusts
                                                                 )    Removal of Securities
                                                                 )
     (d)  Fundamental policy not otherwise covered               )                   *
                                                                 )
53.  Tax status of trust                                         )    Tax Status

     VIII.  FINANCIAL AND STATISTICAL INFORMATION

54.  Trust's securities during last ten years                    )                   *

55.                                                              )
                                                                 )
56.  Certain information regarding periodic payment certificate  )                   *
                                                                 )
57.                                                              )
                                                                 )
58.                                                              )


_______________________
*Inapplicable, omitted, answer negative or not required.

                       CONTENTS OF REGISTRATION STATEMENT

A.   Bonding Arrangements of Depositor:

          The Depositor has obtained the following Stockbrokers Blanket Bonds for its officers, directors and employees:

          INSURER/POLICY NO.                                  AMOUNT

          United Pacific Insurance Co.
          Reliance Insurance Company                       $10,000,000
          B 74 92 20

          Aetna Casualty and Surety
          08 F10618BCA                                     $10,000,000

          St. Paul Insurance Co.
          400 HC 1051                                      $ 6,000,000

B. This amendment of Registration Statement comprises the following papers and documents:

                                The facing sheet

                                 The Prospectus

                                 The signatures

                         Consents of Independent Public
                      Accountants and Counsel as indicated

                         Exhibits as listed on page S-5

C.  Explanatory Note

     This Amendment No. 1 to the Registration Statement may contain multiple separate prospectuses. Each prospectus will relate to an individual unit investment trust and will consist of a Part A, a Part B and an Information Supplement. Each prospectus will be indentical with the exception of the respective Part A which will contain the financial information specific to such underlying unit investment trust.

D.  Undertakings

     1. With the exception of the information included in the appendices to the Information Supplement, which will vary depending upon the make-up of a Fund or updated to reflect current events, any amendment to a Fund's Information Supplement will be subject to the review of the staff of the Securities and Exchange Commission prior to distribution; and

     2. The Information Supplement to the Trust will not include third party financial information.

                                   SIGNATURES


     The Registrant, Nuveen Unit Trust, Series 5 hereby identifies Series 4 of the Nuveen Unit Trust for purposes of the representations required by Rule 487 and represents the following:

     (1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series;

     (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

     (3)  that is has complied with Rule 460 under the Securities Act of 1933.

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, Nuveen Unit Trust, Series 5 has duly caused this Amendment of Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized in the City of Chicago and State of Illinois on the 6th day of August, 1997.

                                   NUVEEN UNIT TRUST, SERIES 5
                                           (Registrant)

                                   By JOHN NUVEEN & CO. INCORPORATED
                                           (Depositor)


                                   By       Thomas C. Muntz
                                      -------------------------------------
                                            Vice President


                                   Attest     Karen L. Healy
                                         ----------------------------------
                                            Assistant Secretary

Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following persons in the capacities and on the date indicated:


SIGNATURE                TITLE*                                 DATE

Timothy R. Schwertfeger  Chairman, Board of Directors    )
                         Chief Executive Officer         )
                         and Director                    )
                                                         )
Anthony T. Dean          President, Chief Operating      )  LARRY W. MARTIN
                         Officer and Director            )  ------------------
                                                         )  Larry W. Martin
                                                         )  Attorney-in-Fact**
John P. Amboian          Chief Financial Officer and     )
                         Executive Vice President        )  August 6, 1997
                                                         )
                                                         )
O. Walter Renfftlen      Vice President and Controller   )
                         (Principal Accounting Officer)  )

_______________________

* The titles of the persons named herein represent their capacity in and relationship to John Nuveen & Co. Incorporated, the Depositor.

** The powers of attorney for Messrs. Amboian, Renfftlen, Dean and Schwertfeger were filed as Exhibit 6 to Form N-8B-2 (File No. 811-08103).

                    CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

The consent of Arthur Andersen LLP to the use of its name in the Prospectus included in the Registration Statement is filed by this amendment as Exhibit 4.4 to the Registration Statement.

                          CONSENT OF CHAPMAN AND CUTLER

The consent of Chapman and Cutler to the use of its name in the Prospectus included in the Registration Statement is contained in its opinions filed by this amendment as Exhibits 3.1 and 3.2 to the Registration Statement.

                       CONSENT OF THE CHASE MANHATTAN BANK

The consent of The Chase Manhattan Bank to the use of its name in the Prospectus included in the Registration Statement is filed by this amendment as Exhibit 4.2 to the Registration Statement.

                      CONSENT OF CARTER, LEDYARD & MILBURN

The consent of Carter, Ledyard & Milburn to the use of its name in the Prospectus included in the Registration Statement is filed by this amendment as
Exhibit 3.3 to the Registration Statement.

                                LIST OF EXHIBITS


1.1(a) Copy of Standard Terms and Conditions of Trust for Nuveen Unit Trust, Series 4 and certain subsequent series, effective May 29, 1997 between John Nuveen & Co. Incorporated, Depositor and The Chase Manhattan Bank, Trustee and Evaluator (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 333-25225] filed on behalf of Nuveen Unit Trust, Series 4).

1.1(b)    Trust Indenture and Agreement.

2.1 Copy of Certificate of Ownership (Included in Exhibit 1.1(a) on pages 2 to 8, inclusive, and incorporated herein by reference).

3.1       Opinion of counsel as to legality of securities being registered.

3.2 Opinion of counsel as to Federal income tax status of securities being registered.

3.3 Opinion of counsel as to New York income tax status of securities being registered.

3.4       Opinion of counsel as to advancement of funds by Trustee.

4.2       Consent of The Chase Manhattan Bank.

4.4       Consent of Arthur Andersen LLP.

6.1 List of Directors and Officers of Depositor and other related information (incorporated by reference to Form S-6 [File No. 33-62325] filed on September 7, 1995 on behalf of Nuveen Tax-Free Unit Trust, Series 823).


NUVEEN                                           Nuveen-Standard&Poor's
Unit Trusts                                      Quality Equity
                                                 Portfolio,
                                                 Series 2, August 1997
                                                 CUSIP 6706E1 124-DIVIDENDS IN CASH
                                                 CUSIP 6706E1 132-DIVIDENDS REINVESTED
PROSPECTUS PART A DATED AUGUST 6, 1997



A NUVEEN UNIT TRUST WITH A PORTFOLIO OF COMMON STOCKS OF 20 COMPANIES, SELECTED BY NUVEEN USING A SCREENING MODEL DEVELOPED BY NUVEEN WITH THE ASSISTANCE AND EXPERTISE OF STANDARD & POOR'S, THAT SEEKS TO PROVIDE OVER THE NEXT 19 MONTHS ABOVE AVERAGE CAPITAL APPRECIATION WITH A MODERATED LEVEL OF RISK AS COMPARED TO THE S&P 500.


Overview


Nuveen -- Standard & Poor's Quality Equity Portfolio, Series 2 (the "Trust") is a unit investment trust that is scheduled to terminate in approximately 19 months consisting of a portfolio of common stocks of companies with strong historical earnings and dividends and credit quality. In determining the stocks to be included in the portfolio, Nuveen used a screening model developed with the assistance and expertise of Standard & Poor's that seeks to select a portfolio of common stocks of companies with the potential for above average capital appreciation with a moderated level of risk as compared to the S&P 500.



THIS PART A PROSPECTUS MAY NOT BE DISTRIBUTED UNLESS ACCOMPANIED BY THE NUVEEN-STANDARD & POOR'S QUALITY EQUITY PORTFOLIO PROSPECTUS -- PART B WHICH IS DATED AUGUST 6, 1997. PART B OF THIS PROSPECTUS IS ATTACHED.


UNITS OF THE TRUST ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED OR ENDORSED BY, ANY BANK AND ARE NOT FEDERALLY INSURED OR OTHERWISE PROTECTED BY THE FDIC OR ANY OTHER FEDERAL AGENCY AND INVOLVE INVESTMENT RISK, INCLUDING THE POSSIBLE LOSS OF PRINCIPAL.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

 Contents
  1 OVERVIEW                                          6 INVESTING IN THE TRUST
  2 TRUST SUMMARY AND FINANCIAL HIGHLIGHTS            6 Sales Charges
  2 Essential Information                             7 Dealer Concessions
  2 Expense Information                               7 GENERAL INFORMATION
  4 TRUST STRATEGIES                                  7 Optional Features
  4 Investment Objective                              7 Secondary Market for Units
  4 How the Trust Selects Investments                 8 Termination
  5 RISK FACTORS                                      8 Standard & Poor's
  5 SECURITIES SELECTED FOR THE TRUST                 8 The Sponsor
  6 DISTRIBUTIONS                                     9 SCHEDULE OF INVESTMENTS
  6 Income and Capital Distributions                  10 STATEMENT OF CONDITION
                                                      11 REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

"Standard & Poor's" and "S&P" are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by John Nuveen & Co. Incorporated. The Trust is not sponsored, managed, sold or promoted by Standard & Poor's.

                                      5/97
                                     ------

Nuveen-Standard&Poor's
Quality Equity Portfolio, Series 2, August 1997



          TRUST SUMMARY AND FINANCIAL HIGHLIGHTS as of August 6, 1997


--------------------------------------------------------------------------------
                             ESSENTIAL INFORMATION


Initial Date of Deposit:                                          August 6, 1997


Interim Rollover Notification Date:
_________________________________________________________________August 15, 1998


Final Rollover Notification Date:
                                                               February 15, 1999


Interim Special Redemption and Liquidation
Period: September 1, 1998--September 15, 1998



Final Special Redemption and Liquidation
Period:____________________________________________March 1, 1999--March 15, 1999


Initial Number of Units(1):                                               20,223


Fractional Undivided Interest per Unit:  1/20,223


--------------------------------------------------------------------------------

PUBLIC OFFERING PRICE (2)

Aggregate Offering Price of Securities:                                 $200,217

Aggregate Offering Price of Securities per Unit: $9.90
  Plus Maximum Initial Sales Charge per Unit:  $0.10
Public Offering Price per Unit:                                           $10.00

----------------------------------------------

MANDATORY TERMINATION DATE

March 15, 1999


INDUSTRY DIVERSIFICATION

Basic Industries 9.98%
Banks 19.97%
Capital Equipment 5.01%
Consumer Services 9.94%
Foods 15.03%
Financial 10.01%
Health Care 10.00%
Household Products 15.06%
Retail 5.00%


--------------------------------------------------------------------------------
                              EXPENSE INFORMATION

SALES CHARGES (MAXIMUM TOTAL 2.75%) (3)

Initial sales charge imposed on
  purchases (as a % of Initial Public
  Offering Price):....................       1.00%
Amount per $1,000 invested:...........  $   10.00
Deferred sales charge (as a % of
  Initial Public Offering Price):.....       1.75%
Amount per $1,000 invested:...........  $   17.50
Maximum sales charge on reinvested
  dividends:..........................       1.75%

----------------------------------------------

ESTIMATED ANNUAL OPERATING EXPENSES
(PER UNIT) (4)
----------------------------------------------

Trustee's Fee:                                                           $.00950


Organizational and
  Offering Expenses:                                                     $.03775


Total Annual Expenses:                                                   $.04900

--------------------------------------------------------------------------------

Notes to Performance Information and Expense Information:

(1) As of the close of business on the Initial Date of Deposit, the number of Units of the Trust may be adjusted so that the Public Offering Price per Unit will equal approximately $10.00. Thereupon, to the extent of any such adjustment, the fractional undivided interest per Unit will increase or decrease accordingly, from the amounts indicated above.

(2) Each Security listed on a national securities exchange or the NASDAQ National Market System is valued at the last closing sale price, or if no such price exists or if the Security is not so listed, at the closing ask price thereof.

(3) The maximum sales charge consists of an initial sales charge and a deferred sales charge. Deferred sales charge payments will be paid from funds in the Capital Account, if sufficient, or from the periodic sale of Securities. See "Investing in the Trust-Sales Charges," below and "Public Offering Price" in Part B of this Prospectus for additional information. On the Initial Date of Deposit there will be no accumulated dividends in the Income Account. Anyone ordering Units after such date will pay a pro rata share of any accumulated dividends in such Income Account. The Public Offering Price as shown reflects the value of the Securities at the opening of business on the Initial Date of Deposit and establishes the original proportionate relationship amongst the individual Securities. No sales to investors will be executed at this price. Additional Securities may be deposited during the day of the Initial Date of Deposit which will be valued as of 4:00 p.m. Eastern time and sold to investors at a Public Offering Price per Unit based on this valuation.

(4) The Trust (and therefore Unitholders) will bear all or a portion of its organizational and offering costs (but not the expenses incurred in the printing of preliminary and final prospectuses, nor the expenses incurred in the preparation and printing of brochures and other advertising materials or any other selling expenses), as is common for mutual funds. See "Trust Operating Expenses" in Part B of this Prospectus and "Statement of Condition." Historically, the sponsors of unit investment trusts have paid all of the costs of establishing such trusts.

                                     ------

Trust Strategies

INVESTMENT OBJECTIVE

The objective of the Trust is to provide the potential for above-average capital appreciation with moderated risk as compared to the S&P 500 by investing in the common stocks of companies selected by Nuveen, using a screening model developed with the assistance and expertise of Standard & Poor's. There is no assurance that the Trust will achieve its investment objective.

INVESTMENT PHILOSOPHY


The Trust is a non-managed investment vehicle which employs a buy and hold investment strategy. The Trust plans to hold, for approximately 19 months, certain common stocks selected by Nuveen through the application of a quantitative model developed by Nuveen with the assistance and expertise of Standard & Poor's. At the end of the 19 month period, the portfolio will be liquidated. The Sponsor intends to create a separate series of the Trust approximately 13 months after the Initial Date of Deposit and also in conjunction with the termination of the Trust (approximately 19 months after the Initial Date of Deposit). Investors may reinvest in one of the new portfolios at a reduced sales charge, if available. Each portfolio is designed to be part of a longer term strategy and the Sponsor believes that more consistent results are likely if the strategy is followed for at least 3-5 years. The Trust consists of a portfolio of common stocks of 20 companies that have strong historical earnings and dividends, credit quality and have recently reduced their outstanding shares of common stock by at least 1%. Standard & Poor's indicates that it believes that the reduction of common shares outstanding is typically the result of a share buyback program executed by the company and generally reflects a strong cash flow position, and in turn, high quality earnings. In addition, Standard & Poor's indicates that it believes a buyback program may provide an indirect measure of the value of the stock, in that management has judged that an investment in the company's own stock offers more attractive returns than those available from other investment sources. In order to create additional Units, the Sponsor expects to deposit additional Securities in the Trust or cash (including a letter of credit) with instructions to purchase additional Securities after the Initial Date of Deposit. Such deposit of Securities will be done in a manner that will allow the original proportionate relationship among the Securities to be maintained as closely as practicable.


INVESTOR SUITABILITY

The Trust is a suitable investment for investors:


- Seeking to own a 19 month common stock unit trust with the potential to outperform the S&P 500 over the next year;


- Seeking the opportunity to purchase a defined portfolio of stocks of companies with strong historical earnings and dividends and credit quality and have recently reduced their outstanding shares of common stock by at least 1%.

The Trust is not a suitable investment if:

- You are unwilling to assume the risks inherent in investing in common stocks over a relatively short time horizon.

HOW THE TRUST SELECTS INVESTMENTS


The Securities included in the Trust's portfolio were selected by Nuveen using the following four-step screening model (the "Quality Screening Model") developed by Nuveen with the assistance and expertise of Standard & Poor's. For the Trust, the screening model was applied on July 30, 1997. As an initial step, only companies with market capitalizations equal to or in excess of $500 million were eligible for inclusion in the Trust. The second step selected only those companies ranked A+ or A by Standard & Poor's Earnings and Dividend Rankings for Common Stocks, its highest rankings. The third filter selected only those companies which had a Standard & Poor's Senior Debt Rating of at least AA-. As a final step, from this universe of companies only those companies which have reduced the number of common shares outstanding (as adjusted) by at least 1% over the last year (as of a company's most recent fiscal quarter for which information is available) and that paid cash dividends during the most recent one-year period were selected for the Trust. The number of common shares outstanding for a given company is adjusted in response to stock splits, stock dividends and other corporate actions to minimize potential distortions. See "Summary of Portfolios" and "Portfolio" in Part B of this Prospectus. A description of the Securities included in the Trust is set forth below under "Securities Selected for the Trust" and "Schedule of Investments."


                                     ------

Risk Factors

An investment in Units of the Trust should be made with an understanding of the risks that an investment in common stocks may entail, including the risk that the financial condition of the issuers of the Securities or the general condition of the common stock market may worsen and the value of the Securities and therefore the value of the Units may decline. The past market and earnings performance of the Securities in the Trust are not predictive of their future performance. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases of value as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises. The Trust's portfolio is not managed and Securities will not be sold by the Trust regardless of market fluctuations, although Securities may be sold under certain limited circumstances. Common stocks do not represent an obligation of the issuer and, therefore, do not offer any assurance of income or provide the same degree of protection of capital as do debt securities.

The value of common stocks is subject to market fluctuations for as long as the common stocks remain outstanding, and thus the value of the Securities in the Portfolio may be expected to fluctuate over the life of the Trust to values higher or lower than those prevailing on the Initial Date of Deposit. Holders of common stocks incur more risk than holders of preferred stocks and debt obligations because common stockholders, as owners of the entity, have generally inferior rights to receive payments from the issuer in comparison with the rights of creditors of, or holders of debt obligations or preferred stocks issued by, the issuer. There is no guarantee that the Trust will achieve its objective.

See "Risk Factors" in Part B of this Prospectus for an additional discussion of potential risks.

Securities Selected for
the Trust

ABBOTT LABORATORIES (ABT)
Quality Ranking:  A+
Debt Rating:    AAA

Abbott Laboratories discovers, develops, manufactures and markets a diversified line of human health care products and services. Abbott also produces hospital and laboratory products, including intravenous fluids.

ARCHER-DANIELS-MIDLAND COMPANY (ADM)
Quality Ranking:  A
Debt Rating:    AA-

Archer-Daniels-Midland Company advertises themselves as the "Supermarket to the World" and is the largest miller of corn, soybeans and wheat in the U.S.

BANC ONE CORPORATION (ONE)
Quality Ranking:  A+
Debt Rating:    AA-

Banc One Corporation is a Columbus, Ohio-based banking company that operates in 12 states. In addition, with the acquisition of First USA, Banc One is the 3rd largest credit card issuer.

FANNIE MAE (FNM)
Quality Ranking:  A
Debt Rating:    AAA

Fannie Mae is the nation's largest financial services company whose mandate is to make housing affordable for low- to middle-income Americans.

GENERAL ELECTRIC COMPANY (GE)
Quality Ranking:  A+
Debt Rating:    AAA

General Electric is a diversified manufacturing, technology and services company. The conglomerate is among the world's 10 largest industrial firms.

GREAT LAKES CHEMICAL CORPORATION (GLK)
Quality Ranking:  A+
Debt Rating:    AA-

Great Lakes Chemical Corporation is a specialty chemical manufacturer. The Company sells its products in the United States, Europe and Japan.

HERSHEY FOODS CORPORATION (HSY)
Quality Ranking:  A
Debt Rating:    AA-

Hershey Foods Corporation manufactures, distributes and sells consumer food products. The Company produces and distributes a line of chocolate and non-chocolate confectionery, grocery and pasta products.

KELLOGG COMPANY (K)
Quality Ranking:  A
Debt Rating:    AA

Kellogg Company manufactures cereal products and convenience foods. In addition, Kellogg manufactures dessert mixes, soup bases, gelatin desserts and yogurt products.

KIMBERLY-CLARK CORPORATION (KMB)
Quality Ranking:  A
Debt Rating:    AA

Kimberly-Clark manufactures a host of paper products. It's global brands include "Huggies", "Scott Paper Towels" and "Kleenex Brand Tissues."

                                     ------

MCDONALD'S CORPORATION (MCD)
Quality Ranking:  A+
Debt Rating:    AA

McDonald's Corporation operates, franchises, and services over 21,000 restaurants in over 102 countries worldwide.

MERCK & CO., INC. (MRK)
Quality Ranking:  A+
Debt Rating:    AAA

Merck & Co. manufactures and produces a wide range of human and animal health products and services.

NORTHERN TRUST CORPORATION (NTRS)
Quality Ranking:  A
Debt Rating:    AA-

Northern Trust is a Midwestern bank that attracts deposits and offers commercial and residential real estate, consumer and leasing loans.

PITNEY BOWES, INC. (PBI)
Quality Ranking:  A+
Debt Rating:    AA

Pitney Bowes manufactures postage meters, related mailing equipment, dictation systems, bar code product identification systems, fax machines and retail labeling equipment.
PROCTER & GAMBLE COMPANY (PG)
Quality Ranking:  A
Debt Rating:    AA

Procter & Gamble is the world's largest maker of household products, and the world's largest advertiser. P&G's leading brand names include Tide, Pampers, Duncan Hines and Crest.

SARA LEE CORPORATION (SLE)
Quality Ranking:  A
Debt Rating:    AA-

Sara Lee Corporation is a diversified, worldwide manufacturer and marketer of consumer products. The Company's brand names include: "Jimmy Dean" packaged meats, "Coach" leatherware, "Hanes" clothing and hosiery and "Champion" activewear.

STATE STREET CORPORATION (STT)
Quality Ranking:  A+
Debt Rating:    AA-

State Street Corporation is a servicer of institutional investors and manager of financial assets worldwide.

STUDENT LOAN MARKETING ASSOCATION (SLM)
Quality Ranking:  A
Debt Rating:    AAA

Student Loan Marketing Association, "Sallie Mae", is a financial intermediary serving the education credit market. The Company purchases and services student loans made under federally sponsored student loan programs and provides other financial and operational services to originators of such loans.

SYSCO CORPORATION (SYY)
Quality Ranking:  A+
Debt Rating:    AA-

SYSCO Corporation, the nations' largest food service distributor, provides approximately 225,000 restaurants, hotels, schools, hospitals and other institutions located throughout North America with over 185,000 different products.

WACHOVIA CORPORATION (WB)
Quality Ranking:  A
Debt Rating:    AA

Wachovia Corporation, through its subsidiary banks, attracts deposits and offers retail and corporate banking services including trust services.

WAL-MART STORES, INC. (WMT)
Quality Ranking:  A+
Debt Rating:    AA

Wal-Mart is the world's largest retailer, operating more than 3,000 Wal-Mart discount stores, Sam's Club members-only warehouse stores and Wal-Mart Supercenters worldwide.

Distributions

INCOME AND CAPITAL DISTRIBUTIONS


Cash dividends received by the Trust will be paid each December 31 and June 30 ("Income Distribution Dates") to Unitholders of record each December 15 and June 15 ("Income Record Dates"), respectively, and again as part of the interim liquidation distribution, if applicable, in the case of Interim Rollover Unitholders (as defined below) or the final liquidation distribution, if applicable, in the case of Final Rollover Unitholders (as defined below) and others. Distributions of funds in the Capital Account, if any, will be made as part of the final liquidation distribution, as part of the interim liquidation distribution (for Interim Rollover Unitholders only), if applicable, and in certain circumstances, earlier. Any distribution of income and/or capital will be net of expenses of the Trust. Additionally, upon termination of the Trust, the Trustee will distribute, upon surrender of Units, to each remaining Unitholder (other than a Rollover Unitholder as defined below) his pro rata share of the Trust's assets, less expenses, in the manner set forth under "Distributions To Unitholders" in Part B of this Prospectus. For distributions to Rollover Unitholders, see "Special Redemption, Liquidation and Investment in a New Trust." Any Unitholder may elect to have each distribution of income or capital on his Units, other than the final liquidating distribution or interim liquidation distribution, if applicable, automatically reinvested in additional Units of the Trust subject only to remaining deferred sales charge payments. See "Distributions To Unitholders" in Part B of this Prospectus.


                                     ------

Investing in the Trust

SALES CHARGES


The maximum sales charge of 2.75% of the public offering price consists of an initial sales charge equal to the difference between the maximum sales charge of 2.75% and the maximum remaining deferred sales charge, initially $.175 per Unit. Commencing October 31, 1997, and on the last business day of each month thereafter, through July 31, 1998, a deferred sales charge of $.0175 will be assessed per Unit. Units purchased subsequent to the initial deferred sales charge payment will be subject to the initial sales charge and the remaining deferred sales charge payments not yet collected. Unitholders that purchase more than 5,000 Units are entitled to reduced sales charges. In addition, certain classes of investors are entitled to purchase Units at reduced sales charges. See "Public Offering Price" in Part B of this Prospectus. Sales charges for larger single transactions (including deferred sales charge) are as follows:

----------------------------------------------
SALES CHARGES

                                          TOTAL    PERCENT** OF
                                          SALES     NET AMOUNT
           NUMBER OF UNITS*              CHARGE      INVESTED
--------------------------------------  ---------  -------------
Less than 5,000.......................  2.75%            2.778%
5,000 to 9,999........................  2.50%            2.525%
10,000 to 24,999......................  2.25%            2.273%
25,000 to 49,999......................  2.00%            2.020%
50,000 to 99,999......................  1.75%            1.768%
100,000 or more.......................  1.00%            1.010%
Wrap Accounts.........................  0.65%            0.066%
Rollover (per Unit)...................  $0.175           1.768%

*Breakpoint sales charges are computed both on a dollar basis and on the basis of the number of Units purchased, using the equivalent of 5,000 Units to $50,000, 10,000 Units to $100,000 etc., and will be applied on that basis which is more favorable to the purchaser.
**Percent of Net Amount Invested is based on the price as of the Initial Date of Deposit. To the extent Units are priced differently, the Percent of Net Amount Invested will be affected.
DEALER CONCESSIONS
The Sponsor plans to allow a discount to dealer firms in connection with the distribution of Units. The discounts, based on number of Units sold, are as follows:
----------------------------------------------
DEALER CONCESSIONS

                                                % DISCOUNT PER
               NUMBER OF UNITS*                      UNIT
----------------------------------------------  ---------------
Less than 5,000...............................          2.10%
5,000 to 9,999................................          1.90
10,000 to 24,999..............................          1.65
25,000 to 49,999..............................          1.40
50,000 to 99,999..............................          1.15
100,000 or more...............................          0.50
Rollover......................................          1.10
Wrap Accounts.................................          0.00

General Information

OPTIONAL FEATURES

REDEMPTIONS

Units may be redeemed on any business day at their current market value. Units tendered for redemption prior to such time as the entire deferred sales charge on such Units has been collected will be assessed the remaining deferred sales charge at the time of redemption. See "Redemption" in Part B of this Prospectus.

LETTER OF INTENT (LOI)

Investors may use a Letter of Intent to get reduced sales charges on purchases made over a 13-month period (and to take advantage of dollar cost averaging). Rollover Unitholders will not be permitted to apply New Trust purchases to satisfy the LOI amount. The minimum LOI investment is $50,000. See "Public Offering Price" in Part B of this Prospectus.

SPECIAL REDEMPTION, LIQUIDATION AND INVESTMENT IN A NEW TRUST


The Sponsor intends to create separate series of the Trust (the "New Trusts") approximately 13 months after the Initial Date of Deposit of the Trust and also in conjunction with the termination of the Trust (approximately 19 months after the Initial Date of Deposit). The portfolio of the New Trusts will contain common stocks that are selected by the Sponsor using the same criteria and investment philosophy employed by this series of the Trust. Unitholders may elect to have their proceeds reinvested into a New Trust approximately 13 months or 19 months after the Initial Date of Deposit by notifying the Trustee of this election by the Interim Rollover Notification Date or the Final Rollover Notification Date, respectively. Such a Unitholder's Units will be redeemed in-kind, the distributed Securities sold, and the proceeds invested in a New Trust or a trust with a similar investment strategy at a reduced sales charge, provided such New Trust or other similar trust is offered and Units are available. Cash not invested in a New Trust or other eligible trust will be distributed. (Unitholders electing to have their proceeds reinvested after approximately 13 months shall be referred to herein as "Interim Rollover Unitholders," those electing to do so after approximately 19 months shall be referred to herein as "Final Rollover Unitholders" and each shall collectively be referred to as "Rollover Unitholders.") Rollover Unitholders therefore will generally not receive an interim or final liquidation distribution (other than cash not invested in a New Trust or other eligible trust), but will receive Units in a New Trust or other eligible trust. On August 5, 1997, legislation (the "Act") was enacted that reduces the maximum stated marginal tax rate for certain capital gains for investments held for more than 18 months to 20% (10% in the case of certain taxpayers in the lowest tax bracket). Potential investors


                                     ------
should consult their tax advisors regarding the potential effect of the Act on their investment in Units. In addition, it should be noted that legislative proposals are introduced from time to time that affect tax rates and could affect relative differences at which ordinary income and capital gains are taxed. See "Tax Status" in Part B of this Prospectus. This exchange option may be modified, terminated or suspended. See "Special Redemption, Liquidation and Investment in a New Trust" in Part B of this Prospectus.


REINVESTMENT

Distributions from the Trust can be reinvested with no sales charge into Nuveen mutual or money market funds. Also, income distributions from the Trust can be reinvested at a reduced sales charge into additional Units of the Trust. See "Distributions to Unitholders" and "Accumulation Plan" in Part B of this Prospectus. For more information about Nuveen investment products, obtain a prospectus from your financial adviser.

SECONDARY MARKET FOR UNITS

Although not obligated to do so, the Sponsor may maintain a market for Units and offer to repurchase the Units at prices based on the aggregate value of the Securities, plus or minus cash, if any, in the Capital and Income Accounts of the Trust plus a sales charge. If a secondary market is not maintained, a Unitholder may still redeem his Units through the Trustee. See "Redemption" in Part B of this Prospectus. Any deferred sales charge remaining on Units at the time of their sale or redemption will be collected at that time.

TERMINATION

Commencing on the Mandatory Termination Date, the Equity Securities will begin to be sold as prescribed by the Sponsor. The Trustee will provide written notice of the termination to Unitholders which will specify when certificates may be surrendered. Unitholders not electing the "Rollover Option" will receive a cash distribution within a reasonable time after the Trust's termination. See "Distributions to Unitholders" and "Other Information -- Termination of Indenture" in Part B of this Prospectus.

STANDARD & POOR'S

Standard & Poor's has over 130 years experience providing investment information and analysis to the financial community. Standard & Poor's offers more than 60 research, analytical and financial information products and employs over 50 experienced equity analysts.

THE SPONSOR

Since our founding in 1898, John Nuveen & Co. Incorporated has been synonymous with investments that withstand the test of time. Today, we offer a range of equity and fixed-income unit trusts designed to suit the unique circumstances and financial planning needs of mature investors. More than 1.3 million investors have trusted Nuveen to help them maintain the life-style they currently enjoy.

The prospectus describes in detail the investment objectives, policies and risks of this unit trust. We invite you to discuss the contents with your financial adviser, or you may call us at 800-257-8787 for additional information.

                                     ------

--------------------------------------------------------------------------------


     NUVEEN-STANDARD&POOR'S QUALITY EQUITY PORTFOLIO, SERIES 2, AUGUST 1997
                         (Nuveen Unit Trust, Series 5)
     Schedule of Investments at the Initial Date of Deposit, August 6, 1997


                                                                                                             PERCENTAGE OF
                                                                                                               AGGREGATE
  NUMBER OF                          NAME OF ISSUER OF SECURITIES              QUALITY RANK-                   OFFERING
   SHARES                                 (TICKER SYMBOL)(1)                        ING       DEBT RATING        PRICE
----------------------------------------------------------------------------------------------------------------------------
        158               Abbott Laboratories (ABT)                                     A+           AAA            5.01%
        443               Archer-Daniels-Midland Company (ADM)                           A           AA-            4.98
        185               Banc One Corporation (ONE)                                    A+           AA-            5.01
        223               Fannie Mae (FNM)                                               A           AAA            5.01
        147               General Electric Company (GE)                                 A+           AAA            4.97
        204               Great Lakes Chemical Corporation (GLK)                        A+           AA-            5.01
        185               Hershey Foods Corporation (HSY)                                A           AA-            4.99
        105               Kellogg Company (K)                                            A            AA            5.09
        198               Kimberly-Clark Corporation (KMB)                               A            AA            5.03
        191               McDonald's Corporation (MCD)                                  A+            AA            4.97
         97               Merck & Co., Inc. (MRK)                                       A+           AAA            4.99
        180               Northern Trust Corporation (NTRS)                              A           AA-            5.00
        132               Pitney Bowes, Inc. (PBI)                                      A+            AA            5.01
         68               Procter & Gamble Company (PG)                                  A            AA            5.03
        230               Sara Lee Corporation (SLE)                                     A           AA-            5.00
        183               State Street Corporation (STT)                                A+           AA-            4.97
         69               Student Loan Marketing Assocation (SLM)                        A           AAA            5.00
        270               SYSCO Corporation (SYY)                                       A+           AA-            4.95
        157               Wachovia Corporation (WB)                                      A            AA            4.98
        266               Wal-Mart Stores, Inc. (WMT)                                   A+            AA            5.00
-------------                                                                                                        ---
      3,691                                                                                                          100%
-------------                                                                                                        ---
-------------                                                                                                        ---


                MARKET       COST OF
  NUMBER OF    VALUE PER  SECURITIES TO
   SHARES        SHARE      TRUST(2)
-------------
        158    $ 63.4375   $    10,023
        443        22.5          9,968
        185      54.1875        10,025
        223        45.00        10,035
        147        67.75         9,959
        204       49.125        10,022
        185        54.00         9,990
        105       97.125        10,198
        198       50.875        10,073
        191      52.0625         9,944
         97       103.00         9,991
        180       55.625        10,013
        132      75.9375        10,024
         68       148.00        10,064
        230      43.5625        10,019
        183       54.375         9,951
         69       145.00        10,005
        270      36.6875         9,906
        157      63.6875         9,999
        266       37.625        10,008
-------------             -------------
      3,691               $    200,217
-------------             -------------
-------------             -------------


-------------


(1) All Securities are represented by regular way contracts to purchase such Securities for the performance of which an irrevocable letter of credit has been deposited with the Trustee. The contracts to purchase the Securities were entered into by the Sponsor on August 5, 1997.


(2) The cost of the Securities to the Trust represents the aggregate underlying value with respect to the Securities acquired (generally determined by the last sale prices of the listed Securities on the business day preceding the Initial Date of Deposit). The valuation of the Securities has been determined by the Trustee. The aggregate underlying value of the Securities on the Initial Date of Deposit was $200,217. Cost and gain to Sponsor relating to the Securities sold to the Trust were $200,305 and $(88), respectively.

                                     ------

--------------------------------------------------------------------------------


     NUVEEN-STANDARD&POOR'S QUALITY EQUITY PORTFOLIO, SERIES 2, AUGUST 1997
                         (Nuveen Unit Trust, Series 5)
     Statement of Condition at the Initial Date of Deposit, August 6, 1997



TRUST PROPERTY
Investment in Equity Securities represented by purchase contracts (1)(2).......  $  200,217
Organizational and offering costs(3)...........................................      75,500
                                                                                 ----------
             Total.............................................................  $  275,717
                                                                                 ----------
                                                                                 ----------

LIABILITIES AND INTEREST OF UNITHOLDERS
LIABILITIES:
    Deferred sales charge(4)...................................................  $    3,539
    Accrued organizational and offering costs(3)...............................      75,500
                                                                                 ----------
             Total.............................................................  $   79,039
                                                                                 ----------
                                                                                 ----------
INTEREST OF UNITHOLDERS:
    Units of fractional undivided interest outstanding (20,223)
    Cost to investors(5).......................................................  $  202,184
        Less: Gross underwriting commission(6).................................       5,506
                                                                                 ----------
    Net amount applicable to investors.........................................  $  196,678
                                                                                 ----------
             Total.............................................................  $  275,717
                                                                                 ----------
                                                                                 ----------


------------

(1) Aggregate cost of Securities listed under "SCHEDULE OF INVESTMENTS" is based on their aggregate underlying value.


(2) An irrevocable letter of credit has been deposited with the Trustee as collateral, which is sufficient to cover the monies necessary for the purchase of the Securities pursuant to contracts for the purchase of such Securities.



(3) The Trust (and therefore Unitholders) will bear all or a portion of its estimated organizational and offering costs which will be deferred and amortized over the first 12 months of the Trust. The estimated organizational and offering costs are based upon an estimate that 2,000,000 Units of the Trust will be issued. To the extent the number of Units issued is larger or smaller, the estimate will vary.



(4) Represents the amount of mandatory distributions from the Trust ($0.175 per Unit), payable to the Sponsor in ten equal monthly installments beginning on October 31, 1997, and on the last business day of each month thereafter through July 31, 1998.


(5) Aggregate Public Offering Price computed as set forth under "PUBLIC OFFERING PRICE" in Part B of this Prospectus.

(6) The gross underwriting commission of 2.75% of the Public Offering Price includes both an up-front and a deferred sales charge and has been calculated on the assumption that the Units sold are not subject to a reduction of sales charge for quantity purchases. In single transactions involving 5,000 Units or more, the sales charge is reduced. (See "PUBLIC OFFERING PRICE" in Part B of this Prospectus.)

                                     ------

Report of Independent Public Accountants


TO THE BOARD OF DIRECTORS OF JOHN NUVEEN & CO. INCORPORATED AND UNITHOLDERS OF NUVEEN UNIT TRUST, SERIES 5:



We have audited the accompanying statement of condition and the schedule of investments at date of deposit (included in Part A of this Prospectus) of Nuveen Unit Trust, Series 5 (Nuveen--Standard & Poor's Quality Equity Portfolio, Series 2, August 1997), as of August 6, 1997. These financial statements are the responsibility of the Sponsor. Our responsibility is to express an opinion on these financial statements based on our audit.


We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of the irrevocable letter of credit arrangement for the purchase of securities, described in Note (1) to the statement of condition, by correspondence with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.


In our opinion, the statement of condition and the schedule of investments at date of deposit referred to above present fairly, in all material respects, the financial position of Nuveen Unit Trust, Series 5 (Nuveen-- Standard & Poor's Quality Equity Portfolio, Series 2, August 1997), as of August 6, 1997, in conformity with generally accepted accounting principles.


                                                   ARTHUR ANDERSEN LLP


Chicago, Illinois
August 6, 1997.


                                     ------

                               NUVEEN UNIT TRUSTS
       NUVEEN -- STANDARD & POOR'S QUALITY EQUITY PORTFOLIO PROSPECTUS --
                                     PART B
                                (GENERAL TERMS)
                                 AUGUST 6, 1997

    This Part B of the Prospectus may not be distributed unless accompanied by Part A. Both Parts of this Prospectus should be retained for future reference.

    FURTHER DETAIL REGARDING CERTAIN OF THE INFORMATION PROVIDED IN THE PROSPECTUS MAY BE OBTAINED WITHIN FIVE BUSINESS DAYS OF WRITTEN OR TELEPHONIC REQUEST TO THE TRUSTEE AT 4 NEW YORK PLAZA, NEW YORK, NY 10004-2413 OR (800) 257-8787.

    CURRENTLY OFFERED AT PUBLIC OFFERING PRICE PLUS ACCUMULATED DIVIDENDS ACCRUED TO THE DATE OF SETTLEMENT. MINIMUM PURCHASE--EITHER $3,000 OR 30 UNITS ($1,000 FOR IRA PURCHASES), WHICHEVER IS LESS.

    THIS NUVEEN UNIT TRUST SERIES consists of the underlying separate unit investment trusts set forth in Part A to this Prospectus. Each Trust initially consists of delivery statements relating to contracts to purchase securities and, thereafter, will consist of a portfolio of common stocks of companies selected by Nuveen using a screening model developed by Nuveen with the assistance and expertise of Standard & Poor's (see "SCHEDULE OF INVESTMENTS" appearing in Part A of this Prospectus and "SUMMARY OF PORTFOLIOS"). Except in specific instances as noted in Part A of this Prospectus, the information contained in this Part B shall apply to each Trust in its entirety. For a discussion of the Sponsor's obligations in the event of a failure of any contract for the purchase of any of the Securities and its limited right to substitute other securities to replace any failed contract, see "COMPOSITION OF TRUSTS."

    THE OBJECTIVE of the Trust is to provide the potential for above average capital appreciation with a moderated level of risk as compared to the S&P 500.


    DIVIDEND AND CAPITAL DISTRIBUTIONS. Cash dividends received by the Trust will be paid on those dates set forth under "DISTRIBUTIONS" in Part A of the Prospectus. Distributions of funds in the Capital Account, if any, will be made as part of the final or interim liquidation distribution, if applicable, and in certain circumstances, earlier.


    THE PUBLIC OFFERING PRICE per Unit of each Trust during the initial offering period is equal to a pro rata share of the aggregate underlying value of the Securities in such Trust's portfolio (generally determined by the closing sale prices of listed Securities and the ask prices of over-the-counter traded Securities) plus or minus cash, if any, in the Income and Capital Accounts of the Trust, plus a sales charge as set forth in Part A of the Prospectus. The Secondary Market Public Offering Price per Unit for each Trust will be equal to a pro rata share of the aggregate underlying value of the Securities in such Trust (generally determined by the closing sale prices of listed Securities and the bid prices of over-the-counter traded Securities) plus the sales charges as set forth in Part A of the Prospectus. A pro rata share of accumulated dividends, if any, in the Income Account from the preceding Record Date to, but not including, the settlement date (normally three business days after purchase) is added to the Public Offering Price. The sales charge is reduced on a graduated scale for sales involving at least the number of Units set forth in Part A of this Prospectus.

    A UNITHOLDER MAY REDEEM UNITS at the office of the Trustee at prices based upon the aggregate underlying value of the Securities (generally determined by the closing sale prices of listed Securities and the bid prices of over-the-counter traded Securities). The price received upon redemption may be more or less than the amount paid by Unitholders, depending upon the value of the Securities on the date of tender for redemption. (See "REDEMPTION.") The Sponsor, although not required to do so, may make a secondary market for the Units of the Trusts at prices based upon the aggregate underlying value of the Securities in the respective Trusts (generally determined by the closing sale prices of listed Securities and the bid prices of over-the-counter traded Securities). Units subject to a deferred sales charge which are tendered for redemption prior to such time as the entire deferred sales charge on such Units has been collected will be assessed the amount of the remaining deferred sales charge at the time of redemption. (See "MARKET FOR UNITS.")

    RISK FACTORS. An investment in a Trust should be made with an understanding of the risks associated therewith, including, among other factors, the possible deterioration of either the financial condition of the issuers or the general condition of the stock market (which currently are at historically high levels), changes in interest rates and economic recession. Volatility in the market price of the Securities in the Trust changes the value of the Units of such Trust. Unitholders tendering Units for redemption during periods of market volatility may receive redemption proceeds which are more or less than they paid for the Units. The Trusts' portfolios are not managed and Securities will not be sold by a Trust regardless of market fluctuations, although certain Securities may be sold under certain limited circumstances. See "RISK FACTORS."

    "Standard & Poor's" and "S&P" are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by John Nuveen & Co. Incorporated. The Trust is not sponsored, managed, sold or promoted by Standard & Poor's.

                               TABLE OF CONTENTS

NUVEEN UNIT TRUSTS....................................................................           4

OBJECTIVE OF THE TRUSTS...............................................................           5

SUMMARY OF PORTFOLIOS.................................................................           5

COMPOSITION OF TRUSTS.................................................................           5

PORTFOLIO.............................................................................           6

RISK FACTORS..........................................................................           8

PUBLIC OFFERING PRICE.................................................................           9

MARKET FOR UNITS......................................................................          11

EVALUATION OF SECURITIES AT THE INITIAL DATE OF DEPOSIT...............................          12

TAX STATUS............................................................................          12

RETIREMENT PLANS......................................................................          16

TRUST OPERATING EXPENSES..............................................................          16

DISTRIBUTIONS TO UNITHOLDERS..........................................................          17

ACCUMULATION PLAN.....................................................................          18

REPORTS TO UNITHOLDERS................................................................          18

UNIT VALUE AND EVALUATION.............................................................          19

DISTRIBUTIONS OF UNITS TO THE PUBLIC..................................................          19

OWNERSHIP AND TRANSFER OF UNITS.......................................................          20

REPLACEMENT OF LOST, STOLEN OR DESTROYED CERTIFICATES.................................          21

REDEMPTION............................................................................          21

SPECIAL REDEMPTION, LIQUIDATION AND INVESTMENT IN A NEW TRUST.........................          23

PURCHASE OF UNITS BY THE SPONSOR......................................................          25

REMOVAL OF SECURITIES FROM THE TRUSTS.................................................          25

INFORMATION ABOUT THE TRUSTEE.........................................................          25

LIMITATIONS ON LIABILITIES OF SPONSOR AND TRUSTEE.....................................          26

SUCCESSOR TRUSTEES AND SPONSORS.......................................................          26

INFORMATION ABOUT THE SPONSOR.........................................................          26

OTHER INFORMATION.....................................................................          27

LEGAL OPINION.........................................................................          28

AUDITORS..............................................................................          28

SUPPLEMENTAL INFORMATION..............................................................          28

NUVEEN UNIT TRUSTS

    This Nuveen Unit Trust is one of a series of separate but similar investment companies created by the Sponsor, each of which is designated by a different Series number. The underlying unit investment trusts contained in this Series are combined under one Trust Indenture and Agreement. Specific information regarding each Trust is set forth in Part A of this Prospectus. The various Nuveen Unit Trusts are collectively referred to herein as the "TRUSTS." This Series was created under the laws of the State of New York pursuant to a Trust Indenture and Agreement dated the Initial Date of Deposit (the "INDENTURE") between John Nuveen & Co. Incorporated ("NUVEEN" or the "SPONSOR") and The Chase Manhattan Bank (the "TRUSTEE").

    The Sponsor has deposited with the Trustee delivery statements relating to contracts for the purchase of common stocks of companies, selected by Nuveen using a screening model developed by Nuveen with the assistance and expertise of Standard & Poor's, together with funds represented by an irrevocable letter of credit issued by a major commercial bank in the amount required for their purchase (or the securities themselves) (the "SECURITIES"). See "SCHEDULE OF INVESTMENTS" in Part A of this Prospectus, for a description of the Securities deposited in a Trust. See also, "SUMMARY OF PORTFOLIOS" and "RISK FACTORS."

    The Trustee has delivered to the Sponsor registered Units which represent ownership of the entire Trust, and which are offered for sale by this Prospectus. Each Unit of a Trust represents a fractional undivided interest in the Securities deposited in such Trust in the ratio set forth in "ESSENTIAL INFORMATION" in Part A of this Prospectus. Units may only be sold in states in which they are registered. To the extent that any Units of any Trust are redeemed by the Trustee, the aggregate value of the Trust's assets will decrease by the amount paid to the redeeming Unitholder, but the fractional undivided interest of each unredeemed Unit in such Trust will increase proportionately. The Sponsor will initially, and from time to time thereafter, hold Units in connection with their offering.

    Additional Units of a Trust may be issued from time to time following the Initial Date of Deposit by depositing in such Trust additional Securities (or contracts therefore backed by an irrevocable letter of credit or cash) or cash (including a letter of credit) with instructions to purchase additional Securities in the Trust. As additional Units are issued by a Trust as a result of the deposit of additional Securities or cash by the Sponsor, the aggregate value of the Securities in a Trust will be increased and the fractional undivided interest in such Trust represented by each Unit will be decreased. The Sponsor may continue to make additional deposits of Securities, or cash with instructions to purchase additional Securities, into a Trust following the Initial Date of Deposit, provided that such additional deposits will be in amounts which will maintain, within reasonable parameters, the same original proportionate relationship among the Securities in such Trust established on the Initial Date of Deposit. Thus, although additional Units will be issued, each Unit will continue to represent the same proportionate amount of each Security. To the extent that any Units are redeemed by the Trustee or additional Units are issued as a result of additional Securities or cash being deposited by the Sponsor, the fractional undivided interest in a Trust represented by each unredeemed Unit will decrease or increase accordingly, although the actual interest in such Trust represented by such fraction will remain unchanged. If the Sponsor deposits cash, however, existing and new investors may experience a dilution of their investment and a reduction in their anticipated income because of fluctuations in the price of the Securities between the time of the cash deposit and the purchase of the Securities and because the Trust will pay the associated brokerage fees. To minimize this effect, the Trust will try to purchase the Securities as close to the evaluation time or as close to the evaluation price as possible. Units will remain outstanding until redeemed upon tender to the Trustee by Unitholders, which may include the Sponsor, or until termination of the Trust Agreement.

OBJECTIVE OF THE TRUSTS

    The objective of the Trust is to provide the potential for above average capital appreciation with a moderated level of risk as compared to the S&P 500. There is, of course, no guarantee that the Trust's objective will be achieved.

SUMMARY OF PORTFOLIOS


    The Securities included in a Trust's portfolio were derived using the following four-step screening model (the "QUALITY SCREENING MODEL") developed by Nuveen with the assistance and expertise of Standard & Poor's. As an initial step, only companies with market capitalizations equal to or in excess of $500 million were eligible for inclusion in a Trust. The second step selected only those companies ranked A+ or A by Standard & Poor's Earnings and Dividend Rankings for Common Stocks, its highest rankings. The third filter selected only those companies which had a Standard & Poor's Senior Debt Rating of at least AA-. As a final step, from this universe of companies only those companies whose shares of common stock outstanding (as adjusted) during the last year (as of the company's most recent fiscal quarter for which information is available) declined by at least 1% and that paid a cash dividend during the most recent one-year period were selected for the Trust. See "PORTFOLIO."


COMPOSITION OF TRUSTS

    Each Trust initially consists of delivery statements relating to contracts to purchase Securities (or of such Securities) as are listed under "SCHEDULE OF INVESTMENTS" in Part A of this Prospectus and, thereafter, of such Securities as may continue to be held from time to time (including certain securities deposited in the Trust to create additional Units or in substitution for Securities not delivered to a Trust.)

    LIMITED REPLACEMENT OF CERTAIN SECURITIES. Neither the Sponsor nor the Trustee shall be liable in any way for any default, failure or defect in any Security. In the event of a failure to deliver any Security that has been purchased for a Trust under a contract, including those Securities purchased on a when, as and if issued basis ("FAILED SECURITIES"), the Sponsor is authorized under the Indenture to direct the Trustee to acquire other specified Securities ("REPLACEMENT SECURITIES") to make up the original corpus of the Trust within 20 days after delivery of notice of the failed contract and the cost to the Trust may not exceed the amount of funds reserved for the purchase of the Failed Securities.

    If the right of limited substitution described in the preceding paragraph is not utilized to acquire Replacement Securities in the event of a failed contract, the Sponsor will refund the sales charge attributable to such Failed Securities to all Unitholders of the Trust and the Trustee will distribute the principal attributable to such Failed Securities not more than 120 days after the date on which the Trustee received a notice from the Sponsor that a Replacement Security would not be deposited in the Trust. In addition, Unitholders should be aware that, at the time of receipt of such principal, they may not be able to reinvest such proceeds in other securities with equivalent growth potential at a comparable price.

    The indenture also authorizes the Sponsor to increase the size of the Trust and the number of Units thereof by the deposit of additional Securities in the Trust or cash (including a letter of credit) with instructions to purchase additional Securities in the Trust and the issuance of a corresponding number of additional Units. If the Sponsor deposits cash, however, existing and new investors may experience a dilution of their investment and a reduction in their anticipated income because of fluctuations in the prices of the Securities between the time of the cash deposit and the purchase of the Securities and because the Trust will pay the associated brokerage fees.

    SALE OF SECURITIES. Certain of the Securities may from time to time under certain circumstances be sold. The proceeds from such events will be used to pay for Units redeemed or distributed to Unitholders and not reinvested; accordingly, no assurance can be given that a Trust will retain for any length of time its present size and composition.

    LITIGATION. To the best knowledge of the Sponsor, there is no litigation pending as of the Initial Date of Deposit in respect of any Securities which might reasonably be expected to have a material adverse effect on any of the Trusts. It is possible that after the Initial Date of Deposit, litigation may be initiated with respect to Securities in any Trust. The Sponsor is unable to predict whether any such litigation may be instituted, or if instituted, whether such litigation might have a material adverse effect on the Trusts.

PORTFOLIO


    The Trust consists of common stocks of companies which were derived from the Quality Screening Model as described under "SUMMARY OF PORTFOLIOS". The Quality Screening Model was designed to select those companies capable of achieving the Trust's objective of providing the potential for above average capital appreciation with a moderated level of risk as compared to the S&P 500. The Quality Screening Model was designed to create a universe of well-established, large capitalization companies with above average equity rankings and debt ratings. In this regard, the Quality Screening Model includes only those companies with equity rankings of at least A (as evidenced by the Standard & Poor's Earnings and Dividend Rankings for Common Stocks) and senior debt ratings of at least AA- (as evidenced by the Standard & Poor's Corporate Rating Criteria). See "Appendix A -- Standard & Poor's Earnings and Dividend Rankings for Common Stocks" and "Appendix B -- Standard & Poor's Corporate Ratings Criteria," both found in the Information Supplement. From that universe the Quality Screening Model selected those companies which have reduced the number of common shares outstanding (as adjusted) by at least 1% over the last year (as of the Company's most recent fiscal quarter for which information is available) and that paid cash dividends during the most recent one-year period. The number of common shares outstanding for a given company is adjusted in response to stock splits, stock dividends and other corporate actions to minimize potential distortions. Standard & Poor's has indicated that it believes that the reduction of common shares outstanding is typically the result of a share "buy back" program executed by the company and generally reflects a companies strong cash flow position, and in turn, high quality earnings and may provide an indirect measure of the value of the stock. In many cases, the management of companies executing share reduction strategies has judged that an investment in the company's own stock offers more attractive returns than competing investment opportunities. Contraction of shares outstanding is also typically associated with companies that are more likely to be characterized as "stable" rather than "aggressive growth." Companies seeking very rapid (and potentially volatile) growth are unlikely to divert resources to share reduction activities. It is the Sponsor's belief that highly rated, large capitalization companies engaging in such stock repurchase programs offer the potential for above average capital appreciation. There is, however, no assurance that the objectives of the Trust will be achieved.


    The following table compares the actual performance of the S&P 500 Composite Stock Price Index (the "S&P 500") and the Dow Jones Industrial Average (the "DJIA") with the hypothetical performance of approximately equal amounts invested in common stocks selected by the Quality Screening Model (but not a Trust) in each of the 15 years listed below, as of the business day prior to the beginning of each year.

    The returns shown in the following table and graph are not guarantees of future performance and should not be used as a predictor of returns to be expected in connection with a Trust. The common stocks selected by the Quality Screening Model underperformed the S&P 500 and/or the DJIA in certain years. Accordingly, there can be no assurance that a Trust's portfolio will outperform the S&P 500 or the DJIA over the life of a Trust or over consecutive rollover periods, if available.

    A holder of Units in a Trust would not necessarily realize as high a Total Return on an investment in stocks upon which the hypothetical returns are based for the following reasons: the Total Return figures shown do not reflect sales charges, commissions, Trust expenses or taxes; the Trust is established at different times of the year; the Trust may not be fully invested at all times or equally weighted in all stocks selected by the Quality Screening Model; and Securities are often purchased or sold at prices different from the closing prices used in buying and selling Units.

                         COMPARISON OF TOTAL RETURN(2)

                                            HYPOTHETICAL QUALITY
                                            SCREENING MODEL TOTAL     S&P 500         DJIA
YEAR                                             RETURNS(1)        TOTAL RETURNS  TOTAL RETURNS
------------------------------------------  ---------------------  -------------  -------------
1982......................................           23.24%             21.44%         25.84%
1983......................................           38.52%             22.38%         25.68%
1984......................................           20.15%              6.10%          1.07%
1985......................................           34.42%             31.57%         32.83%
1986......................................           32.03%             18.56%         26.96%
1987......................................           11.21%              5.10%          6.00%
1988......................................           25.33%             16.61%         15.97%
1989......................................           32.53%             31.69%         31.74%
1990......................................            6.23%             -3.10%         -0.61%
1991......................................           27.96%             30.47%         23.99%
1992......................................           14.22%              7.62%          7.37%
1993......................................            0.14%             10.08%         16.74%
1994......................................            8.93%              1.32%          4.94%
1995......................................           35.56%             37.58%         36.47%
1996......................................           19.10%             22.96%         28.80%
1997 (through 6/30).......................           22.42%             20.61%         20.02%

------------------------

(1) The Quality Screening Model common stocks for any given period were selected by applying the Quality Screening Model as of the beginning of the period. The Quality Screening Model may include commonstocks included in the S&P 500 and/or the DJIA.


(2) Total Return represents the change in market price for the calendar year plus dividends, divided by the initial price, for each group of stocks. Total Return does not take into consideration reinvestment of dividends for the Quality Screening Model or the DJIA. The Total Return for the S&P 500 assumes dividends are reinvested as they are received. Total Return does not take into consideration any sales charges, commissions, expenses or taxes. Based on the year-by-year returns contained in the table, over the 15 years listed above (1982-1996), the Quality Screening Model common stocks achieved an average total return of 21.42% while the S&P 500 and the DJIA achieved an average annual total return of 16.74% and 18.30%, respectively. Although the Trust seeks to achieve a better performance than the S&P 500 and the DJIA, there can be no assurance that the Trust will achieve a better performance over its life or over consecutive rollover periods, if available.

              SUPPOSE YOU HAD INVESTED $10,000 ON JANUARY 1, 1982?

    The chart that appears here represents the cumulative growth of $10,000 invested in the stocks which comprise the Quality Screening Model, the DJIA and the S&P 500 on January 1, 1982 through June 30, 1997. Specifically, the chart shows that a $10,000 investment in the stocks which comprise the Quality Screening Method, the DJIA and the S&P 500 (reweighted annually) would have appreciated to $225,088, $149,286 and $122,916, respectively, as of June 30, 1997.

    The chart above represents past performance of the Quality Screening Model (but not the Trust), the S&P 500 and the DJIA from January 1, 1982 through June 30, 1997 and should not be considered indicative of future results. Further, these results are hypothetical. The chart assumes that all dividends are reinvested and does not reflect sales charges, commission, expenses or taxes. The returns for the Quality Screening Model reflect the adjustment of the Quality Screening Model at the beginning of each year in accordance with the Quality Screening Model and they do not indicate the actual performance of any investment product. There can be no assurance that the Trust will outperform the S&P 500 or the DJIA over its life or over consecutive rollover periods, if available.

RISK FACTORS

    An investment in Units should be made with an understanding of the risks which an investment in common stocks entails, including the risk that the financial condition of the issuers of the Securities or the general conditions of the common stock market may worsen and the value of the Securities and therefore the value of the Units may decline. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases of value as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises. Shareholders of common stocks have rights to receive payments from the issuers of those common stocks that are generally subordinate to those of creditors of, or holders of debt obligations or preferred stocks of, such issuers. Shareholders of common stocks of the type held by the Trusts have a right to received dividends only when and if, and in the amounts, declared by the issuer's board of directors and have a right to participate in amounts available for distribution by the issuer only after all other claims on the issuer have been paid or provided for. Common stocks do not represent an obligations of the issuer and, therefore, do not offer any assurance of income or provide the same degree of protection of capital as do debt securities. The issuance of additional debt securities or preferred stock will create prior claims for payment of principal, interest and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy. The value of common stocks is subject to market fluctuations for as long as the common stocks remain outstanding, and thus the value of the Securities in the Trusts may be expected to fluctuate over the life of the Trusts to values higher or lower than those prevailing on the Initial Date of Deposit.

    Holders of common stocks incur more risk than holders of preferred stocks and debt obligations because common stockholders, as owners of the entity, have generally inferior rights to receive payments from the issuer in comparison with the rights of creditors of, or holders of debt obligations or preferred stocks issued by, the issuer. Cumulative preferred stock dividends must be paid before common stock dividends and any cumulative preferred stock dividend omitted is added to future dividends payable to the holders of cumulative preferred stock. Preferred stockholders are also generally entitled to rights on liquidation which are senior to those of common stockholders.

    Unitholders will be unable to dispose of any of the Securities in the Trust, as such, and will not be able to vote the Securities. As the holder of the Securities, the Trustee will have the right to vote all of the voting stocks in a Trust and will vote such stocks in accordance with the instructions of the Sponsor.

    The value of the Securities will fluctuate over the life of a Trust and may be more or less than the value at the time they were deposited in such Trust. The Securities may appreciate or depreciate in value (or pay dividends) depending on the full range of economic and market influences affecting these securities, including the impact of the Sponsor's purchase and sale of Securities (especially during the primary offering period of Units of a Trust and during the Special Redemption and Liquidation Period) and other factors.

    Whether or not the Securities are listed on a securities exchange, the principal trading market for the Securities may be in the over-the-counter market. As a result, the existence of a liquid trading market for the Securities may depend on whether dealers will make a market in the Securities. There can be no assurance that a market will be made for any of the Securities, that any market for the Securities will be maintained or of the liquidity of the Securities in any markets made. In addition, the Trusts may be restricted under the Investment Company Act of 1940 from selling Securities to the Sponsor. The price at which the Securities may be sold to meet redemptions and the value of the Trusts will be adversely affected if trading markets for the Securities are limited or absent.

PUBLIC OFFERING PRICE

    The Public Offering Price of the Units is based on the aggregate underlying value of the Securities in the Trust (generally determined by the closing sale prices of listed Securities and the ask prices of over-the-counter traded Securities), plus or minus cash, if any, in the Income and Capital Accounts of the Trust, plus an initial sales charge equal to the difference between the maximum sales charge of 2.75% of the Public Offering Price per Unit and the maximum remaining deferred sales charge, initially $0.175 per Unit. Commencing on those dates set forth under "INVESTING IN THE TRUST -- SALES CHARGES" in Part A of this Prospectus, a deferred sales charge of $0.0175 will be assessed per Unit per month. Units purchased subsequent to the initial deferred sales charge payment will be subject to the initial sales charge and the remaining deferred sales charge payments not yet collected. The deferred sales charge will be paid from funds in the Capital Account, if sufficient, or from the periodic sale of Securities. A pro rata share of accumulated dividends, if any, in the Income Account from the preceeding Record Date to, but not including, the settlement date (normally three business days after purchase) is added to the Public Offering Price. The total maximum sales charge assessed to Unitholders on a per Unit basis will be 2.75% of the Public Offering Price (equivalent to 2.778% of the net amount invested, exclusive of the deferred sales charge). See "UNIT VALUE AND EVALUATION."

    The sales charge applicable to quantity purchases is reduced on a graduated scale as set forth in Part A of this Prospectus. For purposes of calculating the applicable sales charge, purchasers who have indicated their intent to purchase a specified amount of Units of any Trust in the primary or secondary offering period by executing and delivering a letter of intent to the Sponsor, which letter of intent must be in a form acceptable to the Sponsor and shall have a maximum duration of thirteen months, will be eligible to receive a reduced sales charge according to the graduated scale provided in Part A of this Prospectus, based on the amount of intended aggregate purchases (excluding purchases which are subject only to a deferred sales charge) as expressed in the letter of intent. For purposes of letter of intent calculations units of equity products are valued at $10 per unit. Due to administrative limitations and in order to permit adequate tracking, the only secondary market purchases that will be permitted to be applied toward the intended specified amount and that will receive the corresponding reduced sales charge are those Units that are acquired through or from the Sponsor. By establishing a letter of intent, a Unitholder agrees that the first purchase of Units following the execution of such letter of intent will be at least 5% of the total amount of the intended aggregate purchases expressed in such Unitholders letter of intent. Further, through the establishment of the letter of intent, such Unitholder agrees that Units representing 5% of the total amount of the intended purchases will be held in escrow by the Trustee pending completion of these purchases. All distributions on Units held in escrow will be credited to such Unitholders account. If total purchases prior to the expiration of the letter of intent period equal or exceed the amount specified in a Unitholder's letter of intent, the Units held in escrow will be transferred to such Unitholder's account. A Unitholder who purchases Units during the letter of intent period in excess of the number of Units specified in a Unitholder's letter of intent, the amount of which would cause the Unitholder to be eligible to receive an additional sales charge reduction, will be allowed such additional sales charge reduction on the purchase of Units which caused the Unitholder to reach such new breakpoint level and on all additional purchases of Units during the letter of intent period. If the total purchases are less than the amount specified, the Unitholder involved must pay the Sponsor an amount equal to the difference between the amounts paid for these purchases and the amounts which would have been paid if the higher sales charge had been applied; the Unitholder will, however, be entitled to any reduced sales charge qualified for by reaching any lower breakpoint level. If such Unitholder does not pay the additional amount within 20 days after written request by the Sponsor or the Unitholder's securities representative, the Sponsor will instruct the Trustee to redeem an appropriate number of the escrowed Units to meet the required payment. By establishing a letter of intent, a Unitholder irrevocably appoints the Sponsor as attorney to give instructions to redeem any or all of such Unitholder's escrowed Units, with full power of substitution in the premises. A Unitholder or his securities representative must notify the Sponsor whenever such Unitholder makes a purchase of Units that he wishes to be counted towards the intended amount.

    For "secondary market" sales the Public Offering Price per Unit of each Trust is determined by adding to the Trustees determination of the aggregate value of each Security in the Trust (generally determined by the closing sale prices of listed Securities and the bid prices of over-the-counter traded Securities) a sales charge as set forth in Part A of this Prospectus. See "UNIT VALUE AND EVALUATION." The secondary market sales charge is reduced with respect to quantity purchases in such amounts set forth in Part A of this Prospectus.

    Pursuant to the terms of the Indenture, the Trustee may terminate a Trust if the net asset value of such Trust, as shown by any evaluation, is less than 20% of the total value of the Securities deposited in the Trust during the primary offering period of the Trust.

    At all times while Units are being offered for sale, the Sponsor will appraise or cause to be appraised daily the value of the underlying Securities in each Trust as of 4:00 p.m. eastern time, or as of any earlier closing time on a day on which the New York Stock Exchange (the "EXCHANGE") is scheduled in advance to close at such earlier time and will adjust the Public Offering Price of the Units commensurate with such appraisal. Such Public Offering Price will be effective for all orders received by a dealer or the Sponsor at or prior to 4:00 p.m. eastern time on each such day or as of any earlier closing time on a day on which the Exchange is scheduled in advance to close at such earlier time. Orders received after that time, or on a day when the Exchange is closed for a scheduled holiday or weekend, will be held until the next determination of price.

    The graduated sales charges set forth in the table provided in Part A of this Prospectus will apply on all applicable purchases of Nuveen investment company securities on any one day by the same purchaser in the amounts stated, and for this purpose purchases of this Series will be aggregated with concurrent purchases of any other Series or of shares of any open-end management investment company of which the Sponsor is principal underwriter and with respect to the purchase of which a sales charge is imposed. Purchases by or for the account of individuals and their spouses, parents, children, grandchildren, grandparents, parents-in-law, sons- and daughters-in-law, siblings, a sibling's spouse and a spouse's siblings ("immediate family members") will be aggregated to determine the applicable sales charge. The graduated sales charges are also applicable to a trustee or other fiduciary purchasing securities for a single trust estate or single fiduciary account. Units may be purchased at the Public Offering Price without a sales charge by officers or directors and by bona fide, full-time employees of Nuveen, Nuveen Advisory Corp., Nuveen Institutional Advisory Corp., The John Nuveen Company and The McGraw-Hill Companies, Inc., including in each case these individuals and their immediate family members (as defined above). Unitholders of other unit investment trusts having a similar strategy as the Trust may utilize their termination proceeds to purchase Units of the Trust, subject only to the deferred sales charge set forth in Part A of this Prospectus. The dealer concession will be that applicable to rollovers.

    Units may be purchased with sales charges of 0.65% of the Public Offering Price by (1) investors who purchase Units through registered investment advisers, certified financial planners and registered broker-dealers who in each case either charge periodic fees for financial planning, investment advisory or asset management services, or provide such services in connection with the establishment of an investment account for which a comprehensive "wrap fee" charge is imposed, (2) bank trust departments investing funds over which they exercise exclusive discretionary investment authority and that are held in a fiduciary, agency, custodial or similar capacity, (3) any person who for at least 90 days, has been an officer, director or bona fide employee of any firm offering Units for sale to investors or their immediate family members (as defined above) and (4) officers and directors of bank holding companies that make Units available directly or through subsidiaries or bank affiliates (collectively, the "DISCOUNTED PURCHASES"). Notwithstanding anything to the contrary in this Prospectus, investors who purchase Units as described in this paragraph will not receive sales charge reductions for quantity purchases.

    Whether or not Units are being offered for sale, the Sponsor will determine the aggregate value of each Trust as of 4:00 p.m. eastern time: (i) on each June 30 or December 31 (or, if such date is not a business day, the last business day prior thereto), (ii) on any day on which a Unit is tendered for redemption (or the next succeeding business day if the date of tender is a non-business day) and (iii) at such other times as may be necessary. For this purpose, a "business day" shall be any day on which the Exchange is normally open. (See "UNIT VALUE AND EVALUATION.")

MARKET FOR UNITS

    During the initial public offering period, the Sponsor intends to offer to purchase Units of each Trust at a price based upon the pro rata share per Unit of the aggregate underlying value of the Securities in such Trust (generally determined by the closing sale prices of listed Securities and the ask prices of over-the-counter traded Securities). Afterward, although it is not obligated to do so, the Sponsor may maintain a secondary market for Units of each Trust at its own expense and continuously to offer to purchase Units of each Trust at prices, subject to change at any time, which are based upon the aggregate underlying value of the Securities in a Trust (generally determined by the closing sale prices of listed Securities and the bid prices of over-the-counter traded Securities). UNITHOLDERS WHO WISH TO DISPOSE OF THEIR UNITS SHOULD INQUIRE OF THE TRUSTEE OR THEIR BROKER AS TO THE CURRENT REDEMPTION PRICE. Units subject to a deferred sales charge which are sold or tendered for redemption prior to such time as the entire deferred sales charge on such Units has been collected will be assessed the amount of the remaining deferred sales charge at the time of sale or redemption. (See "REDEMPTION.") In connection with its secondary market making activities, the Sponsor may from time to time enter into secondary market joint account agreements with other brokers and dealers. Pursuant to such an agreement, the Sponsor will purchase Units from the broker or dealer at the bid price and will place the Units into a joint account managed by the Sponsor; sales from the account will be made in accordance with the then current prospectus and the Sponsor and the broker or dealer will share profits and losses in the joint account in accordance with the terms of their joint account agreement.

    Certificates, if any, for Units are delivered to the purchaser as promptly after the date of settlement (three business days after purchase) as the Trustee can complete the mechanics of registration, normally within 48 hours after registration instructions are received. Purchasers of Units to whom Certificates are issued will be unable to exercise any right of redemption until they have received their Certificates, properly endorsed for transfer. (See "REDEMPTION.")

EVALUATION OF SECURITIES AT THE INITIAL DATE OF DEPOSIT

    The prices at which the Securities deposited in the Trusts would have been offered to the public on the business day prior to the Initial Date of Deposit were determined by the Trustee.

    The amount by which the Trustee's determination of the AGGREGATE VALUE of the Securities deposited in the Trusts was greater or less than the cost of such Securities to the Sponsor was PROFIT or LOSS to the Sponsor. (See Part A of this Prospectus.) The Sponsor also may realize FURTHER PROFIT OR SUSTAIN FURTHER LOSS as a result of fluctuations in the Public Offering Price of the Units. Cash, if any, made available to the Sponsor prior to the settlement date for a purchase of Units, or prior to the acquisition of all Portfolio securities by a Trust, may be available for use in the Sponsor's business, and may be of benefit to the Sponsor.

TAX STATUS

    The following is a general discussion of certain of the Federal income tax consequences of the purchase, ownership and disposition of the Units. The summary is limited to investors who hold the Units as "capital assets" (generally, property held for investment) within the meaning of Section 1221 of the Internal Revenue Code of 1986 (the "CODE"). Unitholders should consult their tax advisers in determining the Federal, state, local and any other tax consequences of the purchase, ownership and disposition of Units in a Trust. For purposes of the following discussions and opinions, it is assumed that each Security is equity for Federal income tax purposes.

    In the opinion of Chapman and Cutler, special counsel for the Sponsor, under existing law:

        1. The Trust is not an association taxable as a corporation for Federal income tax purposes; each Unitholder will be treated as the owner of a pro rata portion of the assets of the Trust under the Code; and the income of the Trust will be treated as income of the Unitholders thereof under the Code. Each Unitholder will be considered to have received all of the dividends paid on his pro rata portion of each Security when such dividends are received by the Trust regardless of whether such dividends are used to pay a portion of the deferred sales charge. Unitholders will be taxed in this manner regardless of whether distributions from the Trust are actually received by the Unitholder or are automatically reinvested.

        2. Each Unitholder will have a taxable event when the Trust disposes of a Security (whether by sale, taxable exchange, liquidation, redemption, or otherwise) or upon the sale or redemption of Units by such Unitholder (except to the extent an in-kind distribution of stocks is received by such Unitholder as described below). The price a Unitholder pays for his or her Units, generally including sales charges, is allocated among his or her pro rata portion of each Security held by the Trust (in proportion to the fair market values thereof on the validation date closest to the date the Unitholder purchases his or her Units) in order to determine his or her tax basis for his or her pro rata portion of each Security held by the Trust. It should be noted that certain legislative proposals have been made which could affect the calculation of basis for Unitholders holding securities that are substantially identical to the Securities. Unitholder should consult their own tax advisors with regard to the calculation of basis. For Federal income tax purposes, a Unitholder's pro rata portion of dividends, as defined by Section 316 of the Code, paid by a corporation with respect to a Security held by the Trust is taxable as ordinary income to the extent of such corporation's current and accumulated "earnings and profits." A Unitholder's pro rata portion of dividends paid on such Security which exceeds such current and accumulated earnings and profits will first reduce a Unitholder's tax basis in such Security, and to the extent that such dividends exceed a Unitholder's tax basis in such Security shall generally be treated as capital gain. In general, any such capital gain will be short-term unless a Unitholder has held his or her Units for more than one year.

        3. A Unitholder's portion of gain, if any, upon the sale or redemption of Units or the disposition of Securities held by a Trust will generally be considered a capital gain (except in the case of a dealer or a financial institution) and, in general, will be long-term if the Unitholder has held his or her Units for more than one year (the date on which the Units are acquired (I.E., the "TRADE DATE") is excluded for purposes of determining whether the Units have been held for more than one year). A Unitholder's portion of loss, if any, upon the sale or redemption of Units or the disposition of Securities held by the Trust will generally be considered a capital loss (except in the case of a dealer or a financial institution) and, in general, will be long-term if the Unitholder has held his or her Units for more than one year. Unitholders should consult their tax advisors regarding the recognition of such capital gains and losses for Federal income tax purposes. In particular, a Rollover Unitholder should be aware that a Rollover Unitholder's loss, if any, incurred in connection with the exchange of Units for units in the next new series of the Trust (the "NEW TRUST"), (the Sponsor intends to create a separate New Trust in conjunction with the termination of the Trust) will generally be disallowed with respect to the disposition of any Securities pursuant to such exchange to the extent that such Unitholder is considered the owner of substantially identical securities under the wash sale provisions of the Code taking into account such Unitholder's deemed ownership of the securities underlying the Units in the New Trust in the manner described above, if such substantially identical securities were acquired within a period beginning 30 days before and ending 30 days after such disposition. However, any gains incurred in connection with such an exchange by a Rollover Unitholder would be recognized.

    DEFERRED SALES CHARGE. Generally, the tax basis of a Unitholder includes sales charges, and such charges are not deductible. A portion of the sales charge is deferred. It is possible that for federal income tax purposes, a portion of the deferred sales charge may be treated as interest which would be deductible by a Unitholder subject to limitations on the deduction of investment interest. In such case, the non-interest portion of the deferred sales charge would be added to the Unitholder's tax basis in his or her Units. The deferred sales charge could cause the Unitholder's Units to be considered to be debt-financed under Section 264A of the Code which would result in a small reduction of the dividends received deduction. In any case, the income (or proceeds from redemption) a Unitholder must take into account for federal income tax purposes is not reduced by amounts deducted to pay the deferred sales charge. Unitholders should consult their own tax advisers as to the income tax consequences of the deferred sales charge.


    DIVIDENDS RECEIVED DEDUCTION. A corporation that owns Units will generally be entitled to a 70% dividends received deduction with respect to such Unitholder's pro rata portion of dividends received by the Trust (to the extent such dividends are taxable as ordinary income, as discussed above and are attributable to domestic corporations) in the same manner as if such corporation directly owned the Securities paying such dividends (other than corporate Unitholders, such as "S" corporations, which are not eligible for the deduction because of their special characteristics and other than for purposes of special taxes such as the accumulated earnings tax and the personal holding corporation tax). However, a corporation owning Units should be aware that Sections 246 and 246A of the Code impose additional limitations on the eligibility of dividends for the 70% dividends received deduction, These limitations include a requirement that stock (and therefore Units) must generally be held at least 46 days (as determined under and during the period specified in Section 246(c) of the Code). Final regulations have recently been issued which address special rules that must be considered in determining whether the 46-day holding period requirement is met. Moreover, the allowable percentage of the deduction will be reduced from 70% if a corporate Unitholder owns certain stock (or Units) the financing of which is directly attributable to indebtedness incurred by such corporation. It should be noted that various legislative proposals that would affect the dividends received deduction have been introduced. Unitholders should consult with their tax advisers with respect to the limitations on and possible modifications to the dividends received deduction.


    LIMITATIONS ON DEDUCTIBILITY OF TRUST EXPENSES BY UNITHOLDERS. Each Unitholder's pro rata share of each expense paid by the Trust is deductible by the Unitholder to the same extent as though the expense had been paid directly by him or her. It should be noted that as a result of the Tax Reform Act of 1986, certain miscellaneous itemized deductions, such as investment expenses, tax return preparation fees and employee business expenses will be deductible by an individual only to the extent they exceed 2% of such individual's adjusted gross income. Unitholder's may be required to treat some or all of the expenses of the Trust as miscellaneous itemized deductions subject to this limitation.


    RECOGNITION OF TAXABLE GAIN OR LOSS UPON DISPOSITION OF SECURITIES BY A TRUST OR DISPOSITION OF UNITS. As discussed above, a Unitholder may recognize taxable gain (or loss) when a Security is disposed of by the Trust or if the Unitholder disposes of a Unit (although losses incurred by Rollover Unitholders may be subject to disallowance, as discussed above). For taxpayers other than corporations, net capital gains (which is defined as net long-term capital gain over net short-term capital loss for a taxable year) are subject to a maximum stated marginal tax rate of 28%. On August 5, 1997, legislation (the "Act") was enacted that reduces the maximum stated marginal tax rate for certain capital gains for investments held for more than 18 months to 20% (10% in the case of certain taxpayers in the lowest tax bracket). Potential investors should consult their tax advisors regarding the potential effect of the Act on their investment in Units. In addition, it should be noted that legislative proposals are introduced from time to time that affect tax rates and could affect relative differences at which ordinary income and capital gains are taxed. However, it should be noted that legislative proposals are introduced from time to time that affect tax rates and could affect relative differences at which ordinary income and capital gains are taxed.


    "The Revenue Reconciliation Act of 1993" (the "TAX ACT") raised tax rates on ordinary income while capital gains remain subject to a 28% maximum stated rate for taxpayers other than corporations. Because some or all capital gains are taxed at a comparatively lower rate under the Tax Act, the Tax Act includes a provision that recharacterizes capital gains as ordinary income in the case of certain financial transactions that are "conversion transactions" effective for transactions entered into after April 30, 1993. Unitholders and prospective investors should consult with their tax advisers regarding the potential effect of this provision on their investment in Units.

    If the Unitholder disposes of a Unit, he or she is deemed thereby to have disposed of his or her entire pro rata interest in all assets of the Trust including his or her pro rata portion of all the Securities represented by the Unit.


    The Act includes provisions that would treat certain transactions designed to reduce or eliminate risk of loss and opportunities for gain (e.g., short sales, offsetting notional principal contracts, futures or forward contracts or similar transactions) as constructive sales for purposes of recognition of gain (but not loss) and for purposes of determining the holding period. Unitholders should consult their own tax advisors with regard to any such constructive sales rules.


    SPECIAL TAX CONSEQUENCES OF IN-KIND DISTRIBUTIONS UPON REDEMPTION OF UNITS, TERMINATION OF A TRUST AND INVESTMENT IN A NEW TRUST. As discussed in "REDEMPTION" and "OTHER INFORMATION -- TERMINATION OF INDENTURE," under certain circumstances a Unitholder who owns at least 2,500 Units of a Trust may request an In-Kind Distribution upon the redemption of Units or the termination of such Trust. The Unitholder requesting an In-Kind Distribution will be liable for expenses related thereto (the "DISTRIBUTION EXPENSES") and the amount of such In-Kind Distribution will be reduced by the amount of the Distribution Expenses. See "DISTRIBUTIONS TO UNITHOLDERS." As previously discussed, prior to the redemption of Units or the termination of a Trust, a Unitholder is considered as owning a pro rata portion of each of the Trust's assets for Federal income tax purposes. The receipt of an In-Kind Distribution upon the redemption of Units or the termination of a Trust will result in a Unitholder receiving an undivided interest in whole shares of stock plus, possibly, cash.

    The potential tax consequences that may occur under an In-Kind Distribution will depend on whether or not a Unitholder receives cash in addition to Securities. A "Security" for this purpose is a particular class of stock issued by a particular corporation. A Unitholder will not recognize gain or loss if a Unitholder only receives Securities in exchange for his or her pro rata portion in the Securities held by the Trust. However, if a Unitholder also receives cash in exchange for a fractional share of a Security held by the Trust, such Unitholder will generally recognize gain or loss based upon the difference between the amount of cash received by the Unitholder and his or her tax basis in such fractional share of a Security held by the Trust.

    Because the Trust will own many Securities, a Unitholder who requests an In-Kind Distribution will have to analyze the tax consequences with respect to each Security owned by the Trust. The amount of taxable gain (or loss) recognized upon such exchange will generally equal the sum of the gain (or loss) recognized under the rules described above by such Unitholder with respect to each Security owned by the Trust. Unitholders who request an In-Kind Distribution are advised to consult their tax advisers in this regard.

    As discussed in "SPECIAL REDEMPTION, LIQUIDATION AND INVESTMENT IN A NEW TRUST," a Unitholder may elect to become a Rollover Unitholder. To the extent a Rollover Unitholder exchanges his or her Units for Units of the New Trust in a taxable transaction, such Unitholder will recognize gains, if any, but generally will not be entitled to a deduction for any losses recognized upon the disposition of any Securities pursuant to such exchange to the extent that such Unitholder is considered the owner of substantially identical securities under the wash sale provisions of the Code taking into account such Unitholder's deemed ownership of the securities underlying the Units in the New Trust in the manner described above, if such substantially identical securities were acquired within a period beginning 30 days before and ending 30 days after such disposition under the wash sale provisions contained in Section 1091 of the Code. In the event a loss is disallowed under the wash sale provisions, special rules contained in Section 1091(d) of the Code apply to determine the Unitholder's tax basis in the securities acquired. Rollover Unitholders are advised to consult their tax advisers.

    COMPUTATION OF THE UNITHOLDER'S TAX BASIS. Initially, a Unitholder's tax basis in his or her Units will generally equal the price paid by such Unitholder for his or her Units. The cost of the Units is allocated among the Securities held in the Trust in accordance with the proportion of the fair market values of such Securities on the valuation date nearest the date the Units are purchased in order to determine such Unitholder's tax basis for his or her pro rata portion of each Security.

    A Unitholder's tax basis in his or her Units and his or her pro rata portion of a Security held by the Trust will be reduced to the extent dividends paid with respect to such Security are received by the Trust which are not taxable as ordinary income as described above.

    GENERAL. Each Unitholder will be requested to provide the Unitholder's taxpayer identification number to the Trustee and to certify that the Unitholder has not been notified that payments to the Unitholder are subject to back-up withholding. If the proper taxpayer identification number and appropriate certification are not provided when requested, distributions by the Trust to such Unitholder (including amounts received upon the redemption of Units) will be subject to back-up withholding. Distributions by the Trust (other than those that are not treated as United States source income, if any) will generally be subject to United States income taxation and withholding in the case of Units held by non-resident alien individuals, foreign corporations or other non-United States persons. Such persons should consult their tax advisers.

    At the termination of the Trust, the Trustee will furnish to each Unitholder a statement containing information relating to the dividends received by the Trust on the Securities, the gross proceeds received by the Trust from the disposition of any Security (resulting from redemption or the sale of any Security) and the fees and expenses paid by the Trust. The Trustee will also furnish annual information returns to Unitholders and the Internal Revenue Service.

    Unitholders desiring to purchase Units for tax-deferred plans and IRAs should consult their broker for details on establishing such accounts. Units may also be purchased by persons who already have self-directed plans established. See "RETIREMENT PLANS."

    The foregoing discussion relates only to the tax treatment of U.S. Unitholders ("U.S. Unitholder") with regard to federal and certain aspects of New York State and City income taxes. Unitholders may be subject to taxation in New York or in other jurisdictions and should consult their own tax advisers in this regard. As used herein, the term "U.S. Unitholder" means an owner of a Unit in the Trust that (a) is (i) for United States federal income tax purposes a citizen or resident of the United States, (ii) a corporation, partnership or other entity created or organized in or under the laws of the United States or of any political subdivision thereof, or (iii) an estate or trust the income of which is subject to United States federal income taxation regardless of its source or (b) does not qualify as a U.S. Unitholder in paragraph (a) but whose income from a Unit is effectively connected with such Unitholder's conduct of a United States trade or business. The term also includes certain former citizens of the United States whose income and gain on the units will be taxable.

    In the opinion of Carter, Ledyard & Milburn, Special Counsel to the Trusts for New York tax matters, under the existing income tax laws of the State of New York, each Trust is not an association taxable as a corporation and the income of each Trust will be treated as the income of the Unitholders thereof.

RETIREMENT PLANS

    Units of the Trusts may be well suited for purchase by Individual Retirement Accounts, Keogh Plans, pension funds and other tax-deferred retirement plans. Generally the Federal income tax relating to capital gains and income received in each of the foregoing plans is deferred until distributions are received. Distributions from such plans are generally treated as ordinary income but may, in some cases, be eligible for special averaging or tax-deferred rollover treatment. Investors considering participation in any such plan should review specific tax laws related thereto and should consult their attorneys or tax advisers with respect to the establishment and maintenance of any such plan. Such plans are offered by brokerage firms and other financial institutions. Fees and charges with respect to such plans may vary.

TRUST OPERATING EXPENSES


    No annual advisory fee is charged to the Trusts by the Sponsor. Estimated annual Trust expenses are as set forth in Part A of this Prospectus; if actual expenses are higher than the estimate, the excess will be borne by the Trust. The estimated expenses do not include the brokerage commissions payable by the Trust in purchasing and selling Securities.


    The Trustee receives for ordinary recurring services an annual fee for each Trust as set forth in "EXPENSE INFORMATION" appearing in Part A of this Prospectus. The Trustee's fee may be periodically adjusted in response to fluctuations in short-term interest rates (reflecting the cost to the Trustee of advancing funds to a Trust to meet scheduled distributions) and may be further adjusted in accordance with the cumulative percentage increase of the United States Department of Labor's Consumer Price Index entitled "All Services Less Rent of Shelter" since the establishment of the Trusts. The Trustee has the use of funds, if any, being held in the Income and Capital Accounts of each Trust for future distributions, payment of expenses and redemptions. These Accounts are non-interest bearing to Unitholders. Pursuant to normal banking procedures, the Trustee benefits from the use of funds held therein. Part of the Trustee's compensation for its services to the Trusts is expected to result from such use of these funds.

    All or a portion of the expenses incurred in establishing the Trusts, including costs of preparing the registration statement, the trust indenture and other closing documents, registering Units with the Securities and Exchange Commission and states, the initial audit of each Trust portfolio, the initial evaluation, legal fees, the initial fees and expenses of the Trustee and any other non-material out-of-pocket expenses, licensing fees paid to Standard & Poor's for the right to use its trademarks and trade names and for the use of databases and research owned by Standard & Poor's in connection with the selection of securities, will be amortized and paid by the Trust over the first 12 months of the Trust. The following are additional expenses of the Trusts and, when paid by or are owed to the Trustee, are secured by a lien on the assets of the Trust or Trusts to which such expenses are allocable: (1) the expenses and costs of any action undertaken by the Trustee to protect the Trusts and the rights and interests of the Unitholders; (2) all taxes and other governmental charges upon the Securities or any part of the Trusts (no such taxes or charges are being levied or made or, to the knowledge of the Sponsor, contemplated); (3) amounts payable to the Trustee as fees for ordinary recurring services and for extraordinary non-recurring services rendered pursuant to the Indenture, all disbursements and expenses including counsel fees (including fees of counsel which the Trustee may retain) sustained or incurred by the Trustee in connection therewith; and (4) any losses or liabilities accruing to the Trustee without negligence, bad faith or willful misconduct on its part. The Trustee is empowered to sell Securities in order to pay these amounts if funds are not otherwise available in the applicable Income and Capital Accounts.


DISTRIBUTIONS TO UNITHOLDERS


    The Trustee will distribute any net income received with respect to any of the Securities in a Trust on or about the Income Distribution Dates to Unitholders of record on the preceding Income Record Date. See "DISTRIBUTIONS" in Part A of this Prospectus. Persons who purchase Units will commence receiving distributions only after such person becomes a Record Owner. Notification to the Trustee of the transfer of Units is the responsibility of the purchaser, but in the normal course of business such notice is provided by the selling broker/dealer. Proceeds received on the sale of any Securities in a Trust, to the extent not used to meet redemptions of Units, pay the deferred sales charge or pay expenses will, however, be distributed on the last day of each month if the amount available for distribution equals at least $1.00 per 100 Units ("CAPITAL DISTRIBUTION DATES") to Unitholders of record on the fifteenth day of each month if the amounts available for distribution equal at least $1.00 per 100 Units ("CAPITAL RECORD DATES"). The Trustee is not required to pay interest on funds held in the Capital Account of a Trust (but may itself earn interest thereon and therefore benefit from the use of such funds). Notwithstanding, distributions of funds in the Capital Account, if any, will be made as part of the final liquidation distribution or the interim liquidation distribution for Interim Rollover Unitholders, if applicable, and in certain circumstances, earlier. See "Tax Status."


    It is anticipated that the deferred sales charge will be collected from the Capital Account of the Trusts and that amounts in the Capital Account will be sufficient to cover the cost of the deferred sales charge. To the extent that amounts in the Capital Account are insufficient to satisfy the then current deferred sales charge obligation, Securities may be sold to meet such shortfall. Distributions of amounts necessary to pay the deferred portion of the sales charge will be made to an account designated by the Sponsor for purposes of satisfying Unitholder's deferred sales charge obligations.

    Under regulations issued by the Internal Revenue Service, the Trustee is required to withhold a specified percentage of any distribution made by a Trust if the Trustee has not been furnished the Unitholder's tax identification number in the manner required by such regulations. Any amount so withheld is transmitted to the Internal Revenue Service and may be recovered by the Unitholder under certain circumstances by contacting the Trustee, otherwise the amount may be recoverable only when filing a tax return. Under normal circumstances the Trustee obtains the Unitholder's tax identification number from the selling broker. However, a Unitholder should examine his or her statements from the Trustee to make sure that the Trustee has been provided a certified tax identification number in order to avoid this possible "back-up withholding." In the event the Trustee has not been previously provided such number, one should be provided as soon as possible.

    Within a reasonable time after a Trust is terminated, each Unitholder who is not a Rollover Unitholder will, upon surrender of his Units for redemption, receive (i) the pro rata share of the amounts realized upon the disposition of Securities, unless he or she elects an In-Kind Distribution as described under "OTHER INFORMATION -- TERMINATION OF INDENTURE" and (ii) a pro rata share of any other assets of such Trust, less expenses of such Trust.

    The Trustee will credit to the Income Account of a Trust any dividends received on the Securities therein. All other receipts (E.G., return of capital, etc.) are credited to the Capital Account of the Trust.

    The Trustee may establish reserves (the "RESERVE ACCOUNT") within the Trust for state and local taxes, if any, and any governmental charges payable out of such Trust.

    DISTRIBUTION REINVESTMENT. Any Unitholder may elect to have each distribution of income on his Units, other than the final liquidating distribution in connection with the termination of a Trust, automatically reinvested in additional Units of such Trust. Each person who purchases Units of a Trust may elect to participate in the reinvestment option by notifying the Trustee in writing of their election. Reinvestment may not be available in all states. Notification to the Trustee must be received within 10 days prior to the Record Date for such distributions. Each subsequent distribution of income and/or capital, as selected by the Unitholder, will be automatically applied by the Trustee to purchase additional Units of a Trust. The remaining deferred sales charge payments will be assessed on Units acquired pursuant to reinvestment. IT SHOULD BE REMEMBERED THAT EVEN IF DISTRIBUTIONS ARE REINVESTED, THEY ARE STILL TREATED AS DISTRIBUTIONS FOR INCOME TAX PURPOSES.

ACCUMULATION PLAN

    The Sponsor is also the principal underwriter of several open-end mutual funds (the "ACCUMULATION FUNDS") into which Unitholders may choose to reinvest Trust distributions. Unitholders may elect to reinvest income and capital distributions automatically, without any sales charge. Each Accumulation Fund has investment objectives which differ in certain respects from those of the Trusts and may invest in securities which would not be eligible for deposit in the Trusts. Further information concerning the Accumulation Plan and a list of Accumulation Funds is set forth in the Information Supplement of this Prospectus, which may be obtained by contacting the Trustee at the phone number listed on the back cover of this Prospectus.

    Participants may at any time, by so notifying the Trustee in writing, elect to change the Accumulation Fund into which their distributions are being reinvested, to change from capital only reinvestment to reinvestment of both capital and income or vice versa, or to terminate their participation in the Accumulation Plan altogether and receive future distributions on their Units in cash. Such notice will be effective as of the next Record Date occurring at least 10 days after the Trustee's receipt of the notice. There will be no charge or other penalty for such change of election or termination. The character of Trust distributions for income tax purposes will remain unchanged even if they are reinvested in an Accumulation Fund.

REPORTS TO UNITHOLDERS

    The Trustee shall furnish Unitholders of a Trust in connection with each distribution, a statement of the amount of income, if any, and the amount of other receipts (received since the preceding distribution) being distributed, expressed in each case as a dollar amount representing the pro rata share of each Unit of a Trust outstanding. Within a reasonable period of time after the end of each calendar year, the Trustee shall furnish to each person, who at any time during the calendar year was a registered Unitholder of a Trust, a statement with respect to such Trust (1) a summary of transactions in the Trust for such year; (2) any Security sold during the year and the Securities held at the end of such year by the Trust; (3) the redemption price per Unit based upon a computation thereof on the 31st day of December of such year (or the last business day prior thereto); and (4) amounts of income and capital distributed during such year.

    In order to comply with Federal and state tax reporting requirements, Unitholders will be furnished, upon request to the Trustee, evaluations of the Securities in the Trust furnished to it by the Sponsor.

UNIT VALUE AND EVALUATION

    The value of the Trust is determined by the Trustee on the basis of (1) the cash on hand in the Trust other than cash deposited in the Trust to purchase Securities not applied to the purchase of such Securities; (2) the aggregate value of the Securities held in the Trust, as determined by the Evaluator on the basis of the aggregate underlying value of the Securities in the Trust next computed; and (3) dividends receivable on the Securities trading ex-dividend as of the date of computation; and deducting therefrom: (1) amounts representing any applicable taxes or governmental charges payable out of such Trust; (2) any amounts owing to the Trustee for its advances; (3) an amount representing estimated accrued expenses of the Trust, including, but not limited to, fees and expenses of the Trustee (including legal fees) and supervisory fees, if any; (4) cash held for distribution to Unitholders of record of the Trust or for redemption of tendered Units as of the business day prior to the evaluation being made; and (5) other liabilities incurred by the Trust. The result of such computation is divided by the number of Units of such Trust outstanding as of the date thereof to determine the per Unit value ("UNIT VALUE") of such Trust. The Trustee may determine the aggregate underlying value of the Securities in the Trust in the following manner: if the Securities are listed on a securities exchange or the NASDAQ National Market System, this evaluation is generally based on the closing sale prices on that exchange or that system (unless it is determined that these prices are inappropriate as a basis for valuation) or, if there is no closing sale price on that exchange or system, at the closing bid prices. If the Securities are not so listed or, if so listed and the principal market therefor is other than on a securities exchange, the evaluation shall generally be based on the current bid prices on the over-the-counter market (unless these prices are inappropriate as a basis for evaluation). If current bid prices are unavailable, the evaluation is generally determined (a) on the basis of current bid prices for comparable securities, (b) by appraising the value of the Securities on the bid side of the market or (c) by any combination of the above. Although the Unit Value of each Trust is based on the BID prices of the Securities, the Units are sold initially to the public at the Public Offering Price based on the OFFERING prices of the Securities.

DISTRIBUTIONS OF UNITS TO THE PUBLIC

    Nuveen, in addition to being the Sponsor, is the sole Underwriter of the Units. It is the intention of the Sponsor to qualify Units of the Trusts for sale under the laws of substantially all of the states of the United States of America.

    Promptly following the deposit of Securities in exchange for Units of the Trusts, it is the practice of the Sponsor to place all of the Units as collateral for a letter or letters of credit from one or more commercial banks under an agreement to release such Units from time to time as needed for distribution. Under such an arrangement the Sponsor pays such banks compensation based on the then current interest rate. This is a normal warehousing arrangement during the period of distribution of the Units to public investors. To facilitate the handling of transactions, sales of Units shall be limited to transactions involving a minimum of either $3,000 or 300 Units ($1,000 for IRA accounts), whichever is less. The Sponsor reserves the right to reject, in whole or in part, any order for the purchase of Units.

    The Sponsor plans to allow a discount to brokers and dealers in connection with the distribution of Units. The amounts of such discounts are set forth in Part A of this Prospectus.

    The Sponsor may maintain a secondary market for Units of each Trust. See "MARKET FOR UNITS."

    The Sponsor reserves the right to change the amount of the dealer concessions set forth in Part A of this Prospectus from time to time.

    At the discretion of the Sponsor, volume incentives can be earned as a marketing allowance by dealer firms who reach cumulative firm sales or sales arrangement levels of a specified number of Units of an individual Trust during the primary offering period as set forth in the table below. For firms that meet the necessary volume level for a Trust, volume incentives may be given on all trades involving that Trust originated from or by that firm during the primary offering period.

Primary Market Volume Incentives

        PER TRUST SALES LEVEL DURING           VOLUME INCENTIVE
         THE PRIMARY OFFERING PERIOD               PER UNIT
---------------------------------------------  -----------------
500,000 but less than 1,000,000 Units              $   0.005
1,000,000 but less than 2,000,000 Units            $   0.010
2,000,000 Units or more                            $   0.020

    Only sales through the Sponsor qualify for volume incentives and for meeting minimum requirements. The Sponsor reserves the right to modify or change the volume incentive schedule at any time and make the determination as to which firms qualify for the marketing allowance and the amount paid.

    Registered investment advisers, certified financial planners and registered broker-dealers who in each case either charge periodic fees for financial planning, investment advisory or asset management services, or provide such services in connection with the establishment of an investment account for which a comprehensive "wrap fee" charge is imposed, and bank trust departments investing funds over which they exercise exclusive discretionary investment authority and that are held in a fiduciary, agency, custodial or similar capacity, are not entitled to receive any dealer concession for any sales made to investors which qualified as "Discounted Purchases" during the primary or secondary market. (See "PUBLIC OFFERING PRICE.")

    Certain commercial banks are making Units of the Trusts available to their customers on an agency basis. A portion of the sales charge paid by these customers is retained by or remitted to the banks in the amounts shown in the above table. The Glass-Steagall Act prohibits banks from underwriting Trust Units; the Act does, however, permit certain agency transactions and banking regulators have not indicated that these particular agency transactions are not permitted under the Act. In Texas and in certain other states, any bank making Units available must be registered as a broker-dealer under state law.

OWNERSHIP AND TRANSFER OF UNITS

    The ownership of Units is evidenced by registered Certificates unless the Unitholder expressly requests that ownership be evidenced by a book entry position recorded on the books and records of the Trustee. The Trustee is authorized to treat as the owner of Units that person who at the time is registered as such on the books of the Trustee. Any Unitholder who holds a Certificate may change to book entry ownership by submitting to the Trustee the Certificate along with a written request that the Units represented by such Certificate be held in book entry form. Likewise, a Unitholder who holds Units in book entry form may obtain a Certificate for such Units by written request to the Trustee. Units may be held in denominations of one Unit or any multiple or fraction thereof. Fractions of Units are computed to three decimal places. Any Certificates issued will be numbered serially for identification, and are issued in fully registered form, transferable only on the books of the Trustee. Book entry Unitholder will receive a Book Entry Position Confirmation reflecting their ownership.

    Units are transferable by making a written request to the Trustee and, in the case of Units evidenced by Certificate(s), by presenting and surrendering such Certificate(s) to the Trustee, at its address listed on the back cover of this Part B of the Prospectus, properly endorsed or accompanied by a written instrument or instruments of transfer. The Certificate(s) should be sent registered or certified mail for the protection of the Unitholders. Each Unitholder must sign such written request, and such Certificate(s) or transfer instrument, exactly as his name appears on (a) the face of the Certificate(s) representing the Units to be transferred, or (b) the Book Entry Position Confirmation(s) relating to the Units to be transferred. Such signature(s) must be guaranteed by a guarantor acceptable to the Trustee. In certain instances the Trustee may require additional documents such as, but not limited to, trust instruments, certificates of death, appointments as executor or administrator or certificates of corporate authority. Mutilated Certificates must be surrendered to the Trustee in order for a replacement Certificate to be issued. Although at the date hereof no charge is made and none is contemplated, a Unitholder may be required to pay $2.00 to the Trustee for each Certificate reissued or transfer of Units requested and to pay any governmental charge which may be imposed in connection therewith.

REPLACEMENT OF LOST, STOLEN OR DESTROYED CERTIFICATES

    To obtain a new Certificate replacing one that has been lost, stolen, or destroyed, the Unitholder must furnish the Trustee with sufficient indemnification and pay such expenses as the Trustee may incur. This indemnification must be in the form of an Open Penalty Bond of Indemnification. The premium for such an indemnity bond may vary, but currently amounts to 1% of the market value of the Units represented by the Certificate. In the case however, of a Trust as to which notice of termination has been given, the premium currently amounts to 0.5% of the market value of the Units represented by such Certificate.

REDEMPTION

    Unitholders may redeem all or a portion of their Units by (1) making a written request for such redemption (book entry Unitholders may use the redemption form on the reverse side of their Book Entry Position Confirmation) to the Trustee at its address listed on the back cover of this Part B of the Prospectus (redemptions of 1,000 Units or more will require a signature guarantee), (2) in the case of Units evidenced by a Certificate, by also tendering such Certificate to the Trustee, duly endorsed or accompanied by proper instruments of transfer with signatures guaranteed as explained above, or provide satisfactory indemnity required in connection with lost, stolen or destroyed Certificates and (3) payment of applicable governmental charges, if any. Certificates should be sent only by registered or certified mail to minimize the possibility of their being lost or stolen. (See "OWNERSHIP AND TRANSFER OF UNITS.") No redemption fee will be charged. A Unitholder may authorize the Trustee to honor telephone instructions for the redemption of Units held in book entry form. Units represented by Certificates may not be redeemed by telephone. The proceeds of Units redeemed by telephone will be sent by check either to the Unitholder at the address specified on his account or to a financial institution specified by the Unitholder for credit to the account of the Unitholders. A Unitholder wishing to use this method of redemption must complete a Telephone Redemption Authorization Form and furnish the Form to the Trustee. Telephone Redemption Authorization Forms can be obtained from a Unitholder's registered representative or by calling the Trustee. Once the completed Form is on file, the Trustee will honor telephone redemption requests by any authorized person. The time a telephone redemption request is received determines the "date of tender" as discussed below. The redemption proceeds will be mailed within three business days following the telephone redemption request. Only Units held in the name of individuals may be redeemed by telephone; accounts registered in broker name, or accounts of corporations or fiduciaries (including among others, trustees, guardians, executors and administrators) may not use the telephone redemption privilege.

    On the third business day following the date of tender, the Unitholder will be entitled to receive in cash for each Unit tendered an amount equal to the Unit Value of such Trust determined by the Trustee, as of 4:00 p.m. eastern time, or as of any earlier closing time on a day on which the Exchange is scheduled in advance to close at such earlier time, on the date of tender as defined hereafter, plus accrued interest to, but not including, the third business day after the date of tender ("REDEMPTION PRICE"). The price received upon redemption may be more or less than the amount paid by the Unitholder depending on the value of the Securities on the date of tender. Units subject to a deferred sales charge which are tendered for redemption prior to such time as the entire deferred sales charge on such Units has been collected will be assessed the amount of the remaining deferred sales charge at the time of redemption. Unitholders should check with the Trustee or their broker to determine the Redemption Price before tendering Units.

    The "DATE OF TENDER" is deemed to be the date on which the request for redemption of Units is received in proper form by the Trustee, except that as regards a redemption request received after 4:00 p.m. eastern time, or as of any earlier closing time on a day on which the Exchange is scheduled in advance to close at such earlier time, or on any day on which the Exchange is normally closed, the date of tender is the next day on which such Exchange is normally open for trading and such request will be deemed to have been made on such day and the redemption will be effected at the Redemption Price computed on that day.

    Any Unitholder tendering 2,500 Units or more for redemption may request by written notice submitted at the time of tender from the Trustee, in lieu of a cash redemption, a distribution of shares of Securities in an amount and value of Securities per Unit equal to the Redemption Price Per Unit, as determined as of the evaluation next following tender. In-kind distributions ("IN-KIND DISTRIBUTIONS") shall be made by the Trustee through the distribution of each of the Securities in book-entry form to the account of the Unitholder's bank or broker/dealer at the Depository Trust Company. An In-Kind Distribution will be reduced by customary transfer and registration charges. The tendering Unitholder will receive his pro rata number of whole shares of each of the Securities comprising a portfolio and cash from the Capital Account equal to the fractional shares to which the tendering Unitholder is entitled. The Trustee may adjust the number of shares of any issue of Securities included in a Unitholder's In-Kind Distribution to facilitate the distribution of whole shares, such adjustment to be made on the basis of the value of Securities on the date of tender. If funds in the Capital Account are insufficient to cover the required cash distribution to the tendering Unitholder, the Trustee may sell Securities in the manner described below.

    Under regulations issued by the Internal Revenue Service, the Trustee is required to withhold a specified percentage of the principal amount of a Unit redemption if the Trustee has not been furnished the redeeming Unitholder's tax identification number in the manner required by such regulations. For further information regarding this withholding, see "DISTRIBUTIONS TO UNITHOLDERS." In the event the Trustee has not been previously provided such number, one must be provided at the time redemption is requested.

    Any amounts paid on redemption representing income shall be withdrawn from the Income Account of a Trust to the extent that funds are available for such purpose, or from the Capital Account. All other amounts paid on redemption shall be withdrawn from the Capital Account.

    The Trustee is empowered to sell Securities of the Trusts in order to make funds available for redemption. To the extent that Securities are sold, the size and diversity of the Trust will be reduced. Such sales may be required at a time when Securities would not otherwise be sold and might result in lower prices than might otherwise be realized.

    The Redemption Price per Unit during the secondary market will be determined on the basis of the aggregate underlying value of the Securities in a Trust plus or minus cash, if any, in the Income and Capital Accounts of such Trust. The Redemption Price per Unit is equal to the pro rata share of each Unit determined by the Trustee by adding: (1) the cash on hand in the Trust other than cash deposited in the Trust to purchase Securities not applied to the purchase of such Securities; (2) the aggregate underlying value of the Securities held in such Trust, as determined by the Trustee on the basis of the evaluation next computed; and (3) dividends receivable on the Securities trading ex-dividend as of the date of computation; and deducting therefrom: (1) amounts representing any applicable taxes or governmental charges payable out of such Trust; (2) any amounts owing to the Trustee for its advances; (3) an amount representing estimated accrued expenses of such Trust, including but not limited to fees and expenses of the Trustee (including legal fees), and supervisory fees, if any; (4) cash held for distribution to Unitholders of record of such Trust or for redemption of tendered Units as of the business day prior to the evaluation being made; and (5) other liabilities incurred by such Trust; and finally dividing the results of such computation by the number of Units of such Trust outstanding as of the date thereof. The redemption price per Unit will be assessed the amount, if any, of the remaining deferred sales charge at the time of redemption.

    The aggregate value of the Securities for purposes of the Redemption Price during the secondary market and the Secondary Market Public Offering Price will be determined in the following manner: if the Securities are listed on a securities exchange or the NASDAQ National Market System, this evaluation is generally based on the closing sale prices on that exchange or that system (unless it is determined that these prices are inappropriate as a basis for valuation) or, if there is no closing sale price on that exchange or system, at the closing bid prices. If the Securities are not so listed or, if so listed and the principal market therefore is other than on a securities exchange, the evaluation shall generally be based on the current bid prices on the over-the-counter market (unless these prices are inappropriate as a basis for evaluation). If current bid prices are unavailable, the evaluation is generally determined (a) on the basis of current bid prices for comparable securities, (b) by appraising the value of the Securities on the bid side of the market or (c) by any combination of the above.

    The right of redemption may be suspended and payment postponed for any period during which the New York Stock Exchange is closed, other than for customary weekend and holiday closings, or during which the Securities and Exchange Commission determines that trading on the New York Stock Exchange is restricted or any emergency exists, as a result of which disposal or evaluation of the Securities is not reasonably practicable, or for such other periods as the Securities and Exchange Commission may by order permit. Under certain extreme circumstances, the Sponsor may apply to the Securities and Exchange Commission for an order permitting a full or partial suspension of the right of Unitholders to redeem their Units. The Trustee is not liable to any person in any way for any loss or damage which may result from any such suspension or postponement.

SPECIAL REDEMPTION, LIQUIDATION AND INVESTMENT IN A NEW TRUST

    It is expected that a special redemption and liquidation will be made of all Units of a Trust held by any Unitholder (a "ROLLOVER UNITHOLDER") who affirmatively notifies the Trustee in writing that he or she desires to participate as a Rollover Unitholder by the appropriate Rollover Notification Date specified in the "ESSENTIAL INFORMATION" appearing in Part A of this Prospectus.

    All Units of Rollover Unitholders will be redeemed In-Kind during the appropriate Special Redemption and Liquidation Period and the underlying Securities will be distributed to the Distribution Agent (currently the Trustee) on behalf of the Rollover Unitholders. During the appropriate Special Redemption and Liquidation Period (as set forth in "ESSENTIAL INFORMATION" in Part A), the Distribution Agent will be required to sell all of the underlying Securities on behalf of Rollover Unitholders. The sales proceeds will be net of brokerage fees, governmental charges or any expenses involved in the sales.

    The Distribution Agent may engage the Sponsor, as its agent, or other brokers to sell the distributed Securities. The Securities will be sold as quickly as is practicable during the appropriate Special Redemption and Liquidation Period. The Sponsor does not anticipate that the period will be longer than one or two days, given that the Securities are usually highly liquid. The liquidity of any Security depends on the daily trading volume of the Security and the amount that the Sponsor has available for sale on any particular day.

    The Rollover Unitholders' proceeds will be invested in a New Trust or a trust with a similar investment strategy (as selected by the Unitholder), if then registered and being offered. The proceeds of redemption will be used to buy New Trust units as the proceeds become available. Any Rollover Unitholder may thus be redeemed out of a Trust and become a holder of an entirely different trust, a New Trust, with a different portfolio of Securities. In accordance with the Rollover Unitholders' offer to purchase the New Trust units, the proceeds of the sales (and any other cash distributed upon redemption) will be invested in a New Trust, at the public offering price, including the applicable maximum sales charge per Unit (which for Rollover Unitholders is currently expected to be $0.175 per unit for the New Series of a Trust, all of which will be deferred as provided herein).

    The Sponsor intends to create the New Trust units as quickly as possible, depending upon the availability and reasonably favorable prices of the Securities included in a New Trust portfolio, and it is intended that Rollover Unitholders will be given first priority to purchase the New Trust units. The Sponsor may also permit Rollover Unitholders to elect to have their proceeds invested in a trust with a similar investment strategy, if such trust is then registered in the Unitholder's state of residence and being offered. There can be no assurance, however, as to the exact timing of the creation of the New Trust units or the aggregate number of New Trust units which the Sponsor will create. The Sponsor may, in its sole discretion, stop creating new units (whether permanently or temporarily) at any time it chooses, regardless of whether all proceeds of the Special Redemption and Liquidation have been invested on behalf of Rollover Unitholders. Cash which has not been invested on behalf of the Rollover Unitholders in New Trust units will be distributed within a reasonable time after such occurrence. However, since the Sponsor can create units, the Sponsor anticipates that sufficient units can be created, although moneys in a New Trust may not be fully invested on the next business day.


    The process of redemption, liquidation, and investment in a New Trust is intended to allow for the fact that the portfolios selected by the Sponsor are chosen on the basis of growth potential only for a 19 month period, at which point a new portfolio is chosen. It is contemplated that a similar process of redemption, liquidation and investment in a New Trust will be available 13 months after the deposit of each Trust and as each Trust terminates.



    It should also be noted that Rollover Unitholders may realize taxable capital gains on the Special Redemption and Liquidation but, in certain circumstances, will not be entitled to a deduction for certain capital losses and, due to the procedures for investing in a New Trust, no cash would be distributed at that time to pay any taxes. Included in the cash for the applicable Special Redemption and Liquidation may be an amount of cash attributable to a Unitholder's final distribution of dividend income; accordingly, Rollover Unitholders also will not have cash from this source distributed to pay any taxes. See "Tax Status." On August 5, 1997, legislation (the "Act") was enacted that reduces the maximum stated marginal tax rate for certain capital gains for investments held for more than 18 months to 20% (10% in the case of certain taxpayers in the lowest tax bracket). Potential investors should consult their tax advisors regarding the potential effect of the Act on their investment in Units. In addition, it should be noted that legislative proposals are introduced from time to time that affect tax rates and could affect relative differences at which ordinary income and capital gains are taxed.


    In addition, during this period a Unitholder will be at risk to the extent that Securities are not sold and will not have the benefit of any stock appreciation to the extent that moneys have not been invested; for this reason, the Sponsor will be inclined to sell and purchase the Securities in as short a period as it can without materially adversely affecting the price of the Securities.

    Unitholders who do not inform the Distribution Agent that they wish to have their Units so redeemed and liquidated ("REMAINING UNITHOLDERS") will not realize capital gains or losses due to the Special Redemption and Liquidation, and will not be charged any additional sales charge.

    The Sponsor may for any reason, in its sole discretion, decide not to sponsor the New Trusts or any subsequent series of the Trusts, without penalty or incurring liability to any Unitholder. If the Sponsor so decides, the Sponsor shall notify the Unitholders before the Special Redemption and Liquidation. All

Unitholders will then be remaining Unitholders, with rights to ordinary redemption as before. See "REDEMPTION." The Sponsor may modify the terms of the New Trusts or any subsequent series of the Trusts. The Sponsor may also modify, suspend or terminate the Rollover Option upon notice to the Unitholders of such amendment at least 60 days prior to the effective date of such amendment.

PURCHASE OF UNITS BY THE SPONSOR

    The Trustee will notify the Sponsor of any tender of Units for redemption. If the Sponsor's bid in the secondary market at that time equals or exceeds the Redemption Price it may purchase such Units by notifying the Trustee before the close of business on the second succeeding business day and by making payment therefor to the Unitholder not later than the day on which payment would otherwise have been made by the Trustee. (See "REDEMPTION.") The Sponsor's current practice is to bid at the Redemption Price in the secondary market. Units held by the Sponsor may be tendered to the Trustee for redemption as any other Units.

REMOVAL OF SECURITIES FROM THE TRUSTS

    The portfolio of the Trust is not "managed" by the Sponsor or the Trustee; their activities described herein are governed solely by the provisions of the Indenture. The Indenture provides that the Sponsor may (but need not) direct the Trustee to dispose of an Security in the event that an issuer defaults in the payment of a dividend that has been declared, that any action or proceeding has been instituted restraining the payment of dividends or there exists any legal question or impediment affecting such Security, that the issuer of the Security has breached a covenant which would affect the payments of dividends, the credit standing of the issuer or otherwise impair the sound investment character of the Security, that the issuer has defaulted on the payment on any other of its outstanding obligations, that the price of the Security has declined to such an extent or other such credit factors exist so that in the opinion of the Sponsor, the retention of such Securities would be detrimental to a Trust. Except as stated under "COMPOSITION OF TRUSTS" for Failed Securities, the acquisition by a Trust of any securities or other property other than the Securities is prohibited. Pursuant to the Indenture and with limited exceptions, the Trustee may sell any securities or other property acquired in exchange for Securities such as those acquired in connection with a merger or other transaction. If offered such new or exchanged securities or property, the Trustee shall reject the offer. However, in the event such securities or property are nonetheless acquired by a Trust, they may be accepted for deposit in a Trust and either sold by the Trustee or held in a Trust pursuant to the direction of the Sponsor. Proceeds from the sale of Securities by the Trustee are credited to the Capital Account of a Trust for distribution to Unitholders or to meet redemptions.

    The Trustee may also sell Securities designated by the Sponsor, or if not so directed, in its own discretion, for the purpose of redeeming Units of a Trust tendered for redemption and the payment of expenses.

    The Sponsor, in designating Securities to be sold by the Trustee, will generally make selections in order to maintain, to the extent practicable, the proportionate relationship among the number of shares of individual issues of Securities. To the extent this is not practicable, the composition and diversity of the Securities may be altered. In order to obtain the best price for a Trust, it may be necessary for the Sponsor to specify minimum amounts (generally 100 shares) in which blocks of Securities are to be sold.

INFORMATION ABOUT THE TRUSTEE

    The Trustee and its address are stated on the back cover of this Part B of the Prospectus. The Trustee is subject to supervision and examination by the Federal Deposit Insurance Corporation, the Board of Governors of the Federal Reserve System and either the Comptroller of the Currency or state banking authorities.

LIMITATIONS ON LIABILITIES OF SPONSOR AND TRUSTEE

    The Sponsor and the Trustee shall be under no liability to Unitholders for taking any action or for refraining from any action in good faith pursuant to the Indenture, or for errors in judgment, but shall be liable only for their own negligence, lack of good faith or willful misconduct. The Trustee shall not be liable for depreciation or loss incurred by reason of the sale by the Trustee of any of the Securities. In the event of the failure of the Sponsor to act under the Indenture, the Trustee may act thereunder and shall not be liable for any action taken by it in good faith under the Indenture.

    The Trustee shall not be liable for any taxes or other governmental charges imposed upon or in respect of the Securities or upon the interest thereon or upon it as Trustee under the Indenture or upon or in respect of any Trust which the Trustee may be required to pay under any present or future law of the United States of America or of any other taxing authority having jurisdiction. In addition, the Indenture contains other customary provisions limiting the liability of the Trustee.

SUCCESSOR TRUSTEES AND SPONSORS

    The Trustee or any successor trustee may resign by executing an instrument of resignation in writing and filing same with the Sponsor and mailing a copy of a notice of resignation to all Unitholders then of record. Upon receiving such notice, the Sponsor is required to promptly appoint a successor trustee. If the Trustee becomes incapable of acting or is adjudged a bankrupt or insolvent, or a receiver or other public officer shall take charge of its property or affairs, the Sponsor may remove the Trustee and appoint a successor by written instrument. The resignation or removal of a trustee and the appointment of a successor trustee shall become effective only when the successor trustee accepts its appointment as such. Any successor trustee shall be a corporation authorized to exercise corporate trust powers, having capital, surplus and undivided profits of not less than $5,000,000. Any corporation into which a trustee may be merged or with which it may be consolidated, or any corporation resulting from any merger or consolidation to which a trustee shall be a party, shall be the successor trustee.

    If upon resignation of a trustee no successor has been appointed and has accepted the appointment within 30 days after notification, the retiring trustee may apply to a court of competent jurisdiction for the appointment of a successor.

    If the Sponsor fails to undertake any of its duties under the Indenture, and no express provision is made for action by the Trustee in such event, the Trustee may, in addition to its other powers under the Indenture (1) appoint a successor sponsor or (2) terminate the Indenture and liquidate the Trusts.

INFORMATION ABOUT THE SPONSOR

    Since our founding in 1898, Nuveen has been synonymous with investments that withstand the test of time. Today, we offer a broad range of investments designed for mature investors whose portfolio is the principal source of their ongoing financial security. More than 1.3 million investors have entrusted Nuveen to help them maintain the lifestyle they currently enjoy.

    A value investing approach--purchasing securities of strong companies and communities that represent good long-term value--is the cornerstone of Nuveen's investment philosophy. It is a careful, long-term strategy that offers the potential for attractive returns with moderated risk. Successful value investing begins with in-depth research and a discerning eye for marketplace opportunity. Nuveen's team of investment professionals is backed by the discipline, resources and expertise of almost a century of investment experience, including one of the most recognized research departments in the industry.

    To meet the unique circumstances and financial planning needs of mature investors, Nuveen offers a wide array of taxable and tax-free investment products--including equity and fixed-income mutual funds, unit trusts, exchange-traded funds, customized asset management services and cash management products.

    Nuveen is a subsidiary of The John Nuveen Company which, in turn, is approximately 78% owned by the St. Paul Companies, Inc. ("ST. PAUL"). St. Paul is located in St. Paul, Minnesota and is principally engaged in providing property-liability insurance through subsidiaries. Nuveen is a member of the National Association of Securities Dealers, Inc. and the Securities Industry Association and has its principal offices located in Chicago (333 West Wacker Drive). Nuveen maintains 11 regional offices.

    To help advisers and investors better understand and more efficiently use an investment in the Trusts to reach their investment goals, the Sponsor may advertise and create specific investment programs and systems. For example, such activities may include presenting information on how to use an investment in the Trust, alone or in combination with an investment in other mutual funds or unit investment trusts sponsored by Nuveen, to accumulate assets for future education needs or periodic payments such as insurance premiums. The Sponsor may produce software or additional sales literature to promote the advantages of using the Trusts to meet these and other specific investor needs.

OTHER INFORMATION

AMENDMENT OF INDENTURE


    The Indenture may be amended by the Trustee and the Sponsor without the consent of any of the Unitholders (1) to cure any ambiguity or to correct or supplement any provision thereof which may be defective or inconsistent, or (2) to make such other provisions as shall not adversely affect the Unitholders, provided, however, that the Indenture may not be amended, without the consent of 100% of the Unitholders, to permit the deposit or acquisition of securities either in addition to, or in substitution for any of the Securities initially deposited in any Trust except as stated in "COMPOSITION OF TRUSTS" regarding the creation of additional Units and the limited right of substitution of Replacement Securities and except for the substitution of refunding securities under certain circumstances. The Trustee shall advise the Unitholders of any amendment requiring the consent of Unitholders, or upon request of the Sponsor, promptly after execution thereof.


TERMINATION OF INDENTURE


    The Trust may be liquidated at any time by an instrument executed by the Sponsor and consented to by 66 2/3% of the Units of the Trust then outstanding. The Trust may also be liquidated by the Trustee when the value of such Trust, as shown by any evaluation, is less than 20% of the total value of the Securities deposited in the Trust as of the conclusion of the primary offering period and may be liquidated by the Trustee in the event that Units not yet sold aggregating more than 60% of the Units originally created are tendered for redemption by the Sponsor. The sale of Securities from the Trust upon termination may result in realization of a lesser amount than might otherwise be realized if such sale were not required at such time. For this reason, among others, the amount realized by a Unitholder upon termination may be less than the amount of Securities originally represented by the Units held by such Unitholder. The Indenture will terminate upon the redemption, sale or other disposition of the last Security held thereunder, but in no event shall it continue beyond the Mandatory Termination Date set forth under "ESSENTIAL INFORMATION" in Part A of this Prospectus.


    Commencing on the Mandatory Termination Date, Securities will begin to be sold in connection with the termination of the Trust. The Sponsor will determine the manner, timing and execution of the sale of the Securities. Written notice of any termination of a Trust specifying the time or times at which Unitholders may surrender their certificates for cancellation shall be given by the Trustee to each Unitholder at his address appearing on the registration books of such Trust maintained by the Trustee. Unitholders not electing a distribution of shares of Securities and who do not elect the Rollover Option will receive a cash distribution from the sale of the remaining Securities within a reasonable time after the Trust is terminated. Regardless of the distribution involved, the Trustee will deduct from the funds of a Trust any accrued costs, expenses, advances or indemnities provided by the Indenture, including estimated compensation of the Trustee and costs of liquidation and any amounts required as a reserve to provide for payment of any applicable taxes or other governmental charges. Trustee will then distribute to each Unitholder his pro rata share of the balance of the Income and Capital Accounts.

LEGAL OPINION

    The legality of the Units offered hereby has been passed upon by Chapman and Cutler, 111 West Monroe Street, Chicago, Illinois 60603. Carter, Ledyard & Milburn, 2 Wall Street, New York, New York 10005, has acted as counsel for the Trustee with respect to the Series.

AUDITORS

    The "STATEMENT OF CONDITION" and "SCHEDULE OF INVESTMENTS" at Initial Date of Deposit included in Part A of this Prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report in Part A of this Prospectus, and are included herein in reliance upon the authority of said firm as experts in giving said report.

SUPPLEMENTAL INFORMATION

    Upon written or telephonic request to the Trustee, investors will receive at no cost to the investor supplemental information about this Trust, which has been filed with the Securities and Exchange Commission and is intended to supplement information contained in Part A and Part B of this Prospectus. This supplement includes additional general information about the Sponsor and the Trusts.

                               NUVEEN UNIT TRUSTS
              NUVEEN -- STANDARD & POOR'S QUALITY EQUITY PORTFOLIO
                              PROSPECTUS -- PART B
                                 AUGUST 6, 1997

                           Sponsor  John Nuveen & Co. Incorporated
                                    333 West Wacker Drive
                                    Chicago, IL 60606-1286

                           Trustee  The Chase Manhattan Bank
                                    4 New York Plaza
                                    New York, NY 10004-2413
                                    Telephone: 800-257-8787

          Legal Counsel to Sponsor  Chapman and Cutler
                                    111 West Monroe Street
                                    Chicago, IL 60603

                       Independent  Arthur Andersen LLP
                Public Accountants  33 West Monroe Street
                     for the Trust  Chicago, IL 60603

    Except as to statements made herein furnished by the Trustee, the Trustee has assumed no responsibility for the accuracy, adequacy and completeness of the information contained in this Prospectus.

    When Units of the Trusts are no longer available, or for investors who will reinvest into subsequent series of the Trusts, this Prospectus may be used as a preliminary prospectus for a future series; in which case investors should note the following:

    INFORMATION CONTAINED HEREIN IS SUBJECT TO AMENDMENT. A REGISTRATION STATEMENT RELATING TO SECURITIES OF A FUTURE SERIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE.

    THE PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

    This Prospectus does not contain all of the information set forth in the registration statement and exhibits relating thereto, filed with the Securities and Exchange Commission, Washington, D.C., under the Securities Act of 1933, and to which reference is made.

    No person is authorized to give any information or to make representations not contained in this Prospectus or in supplemental information or sales literature prepared by the Sponsor, and any information or representation not contained therein must not be relied upon as having been authorized by either the Trusts, the Trustee or the Sponsor. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, securities in any State to any Person to whom it is not lawful to make such offer in such state. The Trusts are registered as Unit Investment Trusts under the Investment Company Act of 1940, as amended. Such registration does not imply that the Trusts or any of their Units have been guaranteed, sponsored, recommended or approved by the United States or any State or agency or officer thereof.

                               NUVEEN UNIT TRUSTS
      NUVEEN--STANDARD & POOR'S QUALITY EQUITY PORTFOLIO TRUST PROSPECTUS
                                 AUGUST 6, 1997
                               NUVEEN UNIT TRUSTS
                             INFORMATION SUPPLEMENT
                           NUVEEN UNIT TRUST SERIES 5


    The Information Supplement provides additional information concerning the structure and operations of a Nuveen Unit Trust not found in the prospectuses for the Trusts. This Information Supplement is not a prospectus and does not include all of the information that a prospective investor should consider before investing in a Trust. This Information Supplement should be read in conjunction with the prospectus for the Trust in which an investor is considering investing ("PROSPECTUS"). Copies of the Prospectus can be obtained by calling or writing the Trustee at the telephone number and address indicated in Part B of the Prospectus. This Information Supplement has been created to supplement information contained in the Prospectus.


    This Information Supplement is dated August 6, 1997. Capitalized terms have been defined in the Prospectus.


                               TABLE OF CONTENTS

ACCUMULATION PLAN......................................................................          2
INFORMATION ABOUT THE SPONSOR..........................................................          4

APPENDIX A-- STANDARD & POOR'S EARNINGS AND DIVIDEND RANKINGS FOR COMMON STOCKS

APPENDIX B--STANDARD & POOR'S CORPORATE RATINGS CRITERIA

ACCUMULATION PLAN

    The Sponsor, John Nuveen & Co. Incorporated, is also the principal underwriter of the Accumulation Funds listed in the following table. Each of these funds is an open-end, diversified management investment company into which Unitholders may choose to reinvest Trust distributions automatically, without any sales charge. Unitholders may reinvest both interest and capital distributions or capital distributions only. Each Accumulation Fund has investment objectives which differ in certain respects from those of the Trusts and may invest in securities which would not be eligible for deposit in the Trusts. The investment adviser to each Accumulation Fund is a wholly-owned subsidiary of the Sponsor. Unitholders should contact their financial adviser or the Sponsor to determine which of the Accumulation Funds they may reinvest into, as reinvestment in certain of the Accumulation Funds may be restricted to residents of a particular state or states. Unitholders may obtain a prospectus for each Accumulation Fund through their financial adviser or through the Sponsor at (800) 621-7227. For a more detailed description, Unitholders should read the prospectus of the Accumulation Fund in which they are interested.

    The following is a complete list of the Accumulation Funds currently available, as of the Date of Deposit of this Prospectus, to Unitholders under the Accumulation Plan. The list of available Accumulation Funds is subject to change without the consent of any of the Unitholders.

ACCUMULATION FUNDS

MUTUAL FUNDS

NUVEEN FLAGSHIP MUNICIPAL TRUST
    Nuveen Municipal Bond Fund
    Nuveen Insured Municipal Bond Fund
    Nuveen Flagship All-American Municipal Bond Fund
    Nuveen Flagship Limited Term Municipal Bond Fund
    Nuveen Flagship Intermediate Municipal Bond Fund

NUVEEN FLAGSHIP MULTISTATE TRUST I
    Nuveen Flagship Arizona Municipal Bond Fund
    Nuveen Flagship Colorado Municipal Bond Fund
    Nuveen Flagship Florida Municipal Bond Fund
    Nuveen Flagship Florida Intermediate Municipal Bond Fund
    Nuveen Maryland Municipal Bond Fund
    Nuveen Flagship New Mexico Municipal Bond Fund
    Nuveen Flagship Pennsylvania Municipal Bond Fund
    Nuveen Flagship Virginia Municipal Bond Fund

NUVEEN FLAGSHIP MULTISTATE TRUST II
    Nuveen California Municipal Bond Fund
    Nuveen California Insured Municipal Bond Fund
    Nuveen Flagship Connecticut Municipal Bond Fund
    Nuveen Massachusetts Municipal Bond Fund
    Nuveen Massachusetts Insured Municipal Bond Fund
    Nuveen Flagship New Jersey Municipal Bond Fund
    Nuveen Flagship New Jersey Intermediate Municipal Bond Fund
    Nuveen Flagship New York Municipal Bond Fund
    Nuveen New York Insured Municipal Bond Fund

NUVEEN FLAGSHIP MULTISTATE TRUST III
    Nuveen Flagship Alabama Municipal Bond Fund
    Nuveen Flagship Georgia Municipal Bond Fund
    Nuveen Flagship Louisiana Municipal Bond Fund
    Nuveen Flagship North Carolina Municipal Bond Fund
    Nuveen Flagship South Carolina Municipal Bond Fund
    Nuveen Flagship Tennessee Municipal Bond Fund

NUVEEN FLAGSHIP MULTISTATE TRUST IV
    Nuveen Flagship Kansas Municipal Bond Fund
    Nuveen Flagship Kentucky Municipal Bond Fund
    Nuveen Flagship Kentucky Limited Term Municipal Bond Fund
    Nuveen Flagship Michigan Municipal Bond Fund
    Nuveen Flagship Missouri Municipal Bond Fund
    Nuveen Flagship Ohio Municipal Bond Fund
    Nuveen Flagship Wisconsin Municipal Bond Fund

Flagship Utility Income Fund

Nuveen Growth and Income Stock Fund

Nuveen Balanced Stock and Bond Fund

Nuveen Balanced Municipal and Stock Fund

MONEY MARKET FUNDS

Nuveen California Tax-Free Money Market Fund

Nuveen Massachusetts Tax-Free Money Market Fund

Nuveen New York Tax-Free Money Market Fund

Nuveen Tax-Free Reserves, Inc.

Nuveen Tax-Exempt Money Market Fund, Inc.

    Each person who purchases Units of a Trust may become a participant in the Accumulation Plan and elect to have his or her distributions on Units of the Trust invested directly in shares of one of the Accumulation Funds. Reinvesting Unitholders may select any interest distribution plan. Thereafter, each distribution of interest income or principal on the participant's Units (principal only in the case of a Unitholder who has chosen to reinvest only principal distributions) will, on the applicable distribution date, or the next day on which the New York Stock Exchange is nominally open ("BUSINESS DAY") if the distribution date is not a business day, automatically be received by the transfer agent for each of the Accumulation Funds, on behalf of such participant and applied on that date to purchase shares (or fractions thereof) of the Accumulation Fund chosen at net asset value as computed as of 4:00 p.m. eastern time on each such date. All distributions will be reinvested in the Accumulation Fund chosen and no part thereof will be retained in a separate account. These purchases will be made without a sales charge.

    The Transfer Agent of the Accumulation Fund will mail to each participant in the Accumulation Plan a quarterly statement containing a record of all transactions involving purchases of Accumulation Fund shares (or fractions thereof) with Trust dividend distributions or as a result of reinvestment of Accumulation Fund dividends. Any distribution of capital used to purchase shares of an Accumulation Fund will be separately confirmed by the Transfer Agent. Unitholders will also receive distribution statements from the Trustee detailing the amounts transferred to their Accumulation Fund accounts.

    Participants may at any time, by so notifying the Trustee in writing, elect to change the Accumulation Fund into which their distributions are being reinvested, to change from capital only reinvestment to reinvestment of both capital and dividends or vice versa, or to terminate their participation in the Accumulation Plan altogether and receive future distributions on their Units in cash. There will be no charge or other penalty for such change of election or termination. The character of Trust distributions for income tax purposes will remain unchanged even if they are reinvested in an Accumulation Fund.

INFORMATION ABOUT THE SPONSOR

    Since our founding in 1998, Nuveen has been synonymous with investments that withstand the test of time. Today, we offer a broad range of investments designed for mature investors whose portfolio is the principal source of their ongoing financial security. More than 1.3 million investors have entrusted Nuveen to help them maintain the lifestyle they currently enjoy.

    A value investing approach -- purchasing securities of strong companies and communities that represent good long-term value -- is the cornerstone of Nuveen's investment philosophy. It is a careful, long-term strategy that offers the potential for attractive returns with moderated risk. Successful value investing begins with in-depth research and a discerning eye for marketplace opportunity. Nuveen's team of investment professionals is backed by the discipline, resources and expertise of almost a century of investment experience, including one of the most recognized research departments in the industry.

    To meet the unique circumstances and financial planning needs of mature investors, Nuveen offers a wide array of taxable and tax-free investment products -- including equity and fixed-income mutual funds, unit trusts, exchange-traded funds, customized asset management services and cash management products.

    The Sponsor is also principal underwriter of the registered open-end investment companies set forth herein under "Accumulation Plan" as well as for the Golden Rainbow A James Advised Mutual Fund, and acted as co-managing underwriter of Nuveen Municipal Value Fund, Inc., Nuveen California Municipal Value Fund, Inc., Nuveen New York Municipal Value Fund, Inc., Nuveen Municipal Income Fund, Inc., Nuveen Premium Income Municipal Fund, Inc., Nuveen Performance Plus Municipal Fund, Inc., Nuveen California Performance Plus Municipal Fund, Inc., Nuveen New York Performance Plus Municipal Fund, Inc., Nuveen Municipal Advantage Fund, Inc., Nuveen Municipal Market Opportunity Fund, Inc. Nuveen California Municipal Market Opportunity Fund, Inc., Nuveen Investment Quality Municipal Fund, Inc., Nuveen California Investment Quality Municipal Fund, Inc., Nuveen New York Investment Quality Municipal Fund, Inc., Nuveen Insured Quality Municipal Fund, Inc., Nuveen Florida Investment Quality Municipal Fund, Nuveen Pennsylvania Investment Quality Municipal Fund, Nuveen New Jersey Investment Quality Municipal Fund, Inc., and the Nuveen Select Quality Municipal Fund, Inc., Nuveen California Select Quality Municipal Fund, Inc., Nuveen New York Select Quality Municipal Fund, Inc., Nuveen Quality Income Municipal Fund, Inc., Nuveen Insured Municipal Opportunity Fund, Inc., Nuveen Florida Quality Income Municipal Fund, Nuveen Michigan Quality Income Municipal Fund, Inc., Nuveen Ohio Quality Income Municipal Fund, Inc., Nuveen Texas Quality Income Municipal Fund, Nuveen California Quality Income Municipal Fund, Inc., Nuveen New York Quality Income Municipal Fund, Inc., Nuveen Premier Municipal Income Fund, Inc., Nuveen Premier Insured Municipal Income Fund, Inc., Nuveen Select Tax-Free Income Portfolio, Nuveen Select Tax-Free Income Portfolio 2, Nuveen Insured California Select Tax-Free Income Portfolio, Nuveen Insured New York Select Tax-Free Income Portfolio, Nuveen Premium Income Municipal Fund 2, Inc., Nuveen Select Tax-Free Income Portfolio 3, Nuveen Select Maturities Municipal Fund, Nuveen Insured California Premium Income Municipal Fund, Inc., Nuveen Arizona Premium Income Municipal Fund, Inc., Nuveen Insured Florida Premium Income Municipal Fund, Nuveen Michigan Premium Income Municipal Fund, Inc., Nuveen New Jersey Premium

Income Municipal Fund, Inc., Nuveen Insured New York Premium Income Municipal Fund, Inc., Nuveen Premium Income Municipal Fund 4, Inc., Nuveen Pennsylvania Premium Income Municipal Fund 2, Nuveen Maryland Premium Income Municipal Fund, Nuveen Virginia Premium Income Municipal Fund, Nuveen Massachusetts Premium Income Municipal Fund, Nuveen Insured California Premium Income Municipal Fund 2, Inc., Nuveen Washington Premium Income Municipal Fund, Nuveen Georgia Premium Income Municipal Fund, Nuveen Missouri Premium Income Municipal Fund, Nuveen Connecticut Premium Income Municipal Fund, Nuveen North Carolina Premium Income Municipal Fund, Nuveen California Premium Income Municipal Fund, Nuveen Insured Premium Income Municipal Fund 2, all registered closed-end management investment companies. These registered open-end and closed-end investment companies currently have approximately $35 billion in securities under management. Nuveen is a subsidiary of The John Nuveen Company which, in turn, is approximately 78% owned by the St. Paul Companies, Inc. ("ST. PAUL"). St. Paul is located in St. Paul, Minnesota and is principally engaged in providing property-liability insurance through subsidiaries. Nuveen is a member of the National Association of Securities Dealers, Inc. and the Securities Industry Association and has its principal office located in Chicago (333 West Wacker Drive). Nuveen maintains 11 regional offices.

    To help advisers and investors better understand and more efficiently use an investment in the Trust to reach their investment goals, the Trust's sponsor, John Nuveen & Co. Incorporated, may advertise and create specific investment programs and systems. For example, such activities may include presenting information on how to use an investment in the Trust, alone or in combination with an investment in other mutual funds or unit investment trusts sponsored by Nuveen, to accumulate assets for future education needs or periodic payments such as insurance premiums. The Trust's sponsor may produce software or additional sales literature to promote the advantages of using the Trust to meet these and other specific investor needs.

    The Sponsor offers a program of advertising support to registered broker-dealer firms, banks and bank affiliates ("FIRMS") that sell Trust Units or shares of Nuveen Open-End Mutual Funds (excluding money-market funds) ("FUNDS"). Under this program, the Sponsor will pay or reimburse the Firm for up to one half of specified media costs incurred in the placement of advertisements which jointly feature the Firm and the Nuveen Funds and Trusts. Reimbursements to the Firm will be based on the number of the Firm's registered representatives who have sold Fund Shares and/or Trust Units during the prior calendar year according to an established schedule. Reimbursements under this program will be made by the Sponsor and not by the Funds or Trusts.

                                   APPENDIX A
                STANDARD & POOR'S EARNINGS AND DIVIDEND RANKINGS
                               FOR COMMON STOCKS

    The investment process involves assessment of various factors--such as products and industry position, corporate resources and financial policy--with results that make some common stocks more highly esteemed than others. In this assessment, Standard & Poor's believes that earnings and dividend performance is the end result of the interplay of these factors and that, over the long run, the record of this performance has a considerable bearing on relative quality. The rankings, however, do not pretend to reflect all of the factors, tangible or intangible, that bear on stock quality.

    Relative quality of bonds or other debt, that is, degrees of protection for principal and interest, called credit worthiness, cannot be applied to common stocks, and therefore rankings are not to be confused with bond quality ratings which are arrived at by a necessarily different approach.

    Growth and stability of earnings and dividends are deemed key elements in establishing Standard & Poor's earnings and dividend rankings for common stocks. It should be noted, however, that the process also takes into consideration certain adjustments and modifications deemed desirable in establishing such rankings.

    The major driver of these rankings is a computerized scoring system based on per-share earnings and dividend records of the most recent ten years--a period deemed long enough to measure significant time segments of secular growth, to capture indications of basic changes in trend as they develop, and to encompass the full peak-to-peak range of the business cycle. Basic scores are computed for earnings and dividends, then adjusted as indicated by a set of predetermined modifiers for growth, stability within long-term trend, and cyclicality. Adjusted scores for earnings and dividends are then combined to yield a final score.

    In addition, the ranking system makes allowance for the fact that, in general, corporate size imparts certain recognized advantages from an investment standpoint. Conversely, minimum size limits (as measured by corporate revenues) are set for the various rankings, but the system provides for exceptions when the score reflects an outstanding earnings-dividend record.

    The final score for each stock is measured against a scoring matrix determined by analysis of the scores of a large and representative sample of stocks. The range of scores in the array of this sample has been aligned with the following ladder of rankings:

A+         Highest                A-         Above Average          B-         Lower
A          High                   B+         Average                C          Lowest
                                  B          Below Average          D          In Reorganization

    NR signifies no ranking because of insufficient data or because the stock is not amenable to the ranking process.

    The rankings as determined above may be modified in some instances by special considerations, such as natural disasters, massive strikes, and non-recurring accounting adjustments.

    A ranking is not a forecast of future market price performance, but is basically an appraisal of past performance of earnings and dividends, and relative current standing. These rankings must not be used as market recommendations; a high-scoring stock may at times be so overpriced as to justify its sale, while a low-scoring stock may be attractively priced for purchase. Rankings based upon earnings and dividend records are no substitute for complete analysis. They cannot take into account potential effects on management changes, internal company policies not yet fully reflected in the earnings and dividend record, public relations standing, recent competitive shifts, and a host of other factors that may be relevant to market price or suitability.

                                   APPENDIX B
                  STANDARD & POOR'S CORPORATE RATINGS CRITERIA

    A Standard & Poor's issue credit rating is a current opinion of the creditworthiness of an obligor with respect to a specific financial obligations, a specific class of financial obligations, or a specific financial program (including ratings on medium-term note programs and commercial paper programs). It takes into consideration the creditworthiness of guarantors, insurers, or other forms of credit enhancement on the obligation and takes into account the currency in which the obligation is denominated. The issue credit rating is not a recommendation to purchase, sell, or hold a financial obligation, inasmuch as it does not comment as to market price or suitability for a particular investor.

    Issue credit ratings are based on current information furnished by the obligors or obtained by Standard & Poor's from other sources it considers reliable. Standard & Poor's does not perform an audit in connection with any credit rating and may, on occasion, rely on unaudited financial information. Credit ratings may be changed, suspended, or withdrawn as a result of changes in, or unavailability of, such information, or based on other circumstances.

    Issue credit ratings can be either long-term or short-term. Short-term ratings are generally assigned to those obligations considered short-term in the relevant market. In the U.S., for example, that means obligations with an original maturity of no more than 365 days--including commercial paper. Short-term ratings are also used to indicate the creditworthiness of an obligor with respect to put features on long-term obligations. The result is a dual rating, in which the short-term rating addresses the put feature, in addition to the usual long-term rating. Medium-term notes are assigned long-term ratings.

LONG-TERM ISSUE CREDIT RATINGS

    Issue credit ratings are based, in varying degrees, on the following considerations:

        1. Likelihood of payment--capacity and willingness of the obligor to meet its financial commitment on an obligation in accordance with the terms of the obligation;

        2.  Nature of and provisions of the obligation; and

        3. Protection afforded by, and relative position of, the obligation in the event of bankruptcy, reorganization, or other arrangement under the laws of bankruptcy and other laws affecting creditors' rights.

    The issue rating definitions are expressed in terms of default risk. As such, they pertain to senior obligations of an entity. Junior obligations are typically rated lower than senior obligations, to reflect the lower priority in bankruptcy, as noted above. (Such differentiation applies when an entity has both senior and subordinated obligations, secured and unsecured obligations, or operating company and holding company obligations.) Accordingly, in the case of junior debt, the rating may not conform exactly with the category definition.

    "AAA"  An obligation rated "AAA" has the highest rating assigned by Standard & Poor's. The obligor's capacity to meet its financial commitment on the obligation is extremely strong.

     "AA"  An obligation rated "AA" differs from the highest rated obligations only in small degree. The obligor's capacity to meet its financial commitment on the obligation is very strong.

      "A"  An obligation rated "A" is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher rated categories. However, the obligor's capacity to meet its financial commitment on the obligation is still strong.

    "BBB"  An obligation rated "BBB" exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation.

    Obligations rated "BB," "B," "CCC," "CC," and "C" are regarded as having significant speculative characteristics. "BB" indicates the least degree of speculation and "C" the highest. While such obligations will likely have some quality and protective characteristics, these may be outweighed by large uncertainties or major exposures to adverse conditions.

     "BB"  An obligation rated "BB" is less vulnerable to nonpayment than other speculative issues. However, it faces major ongoing uncertainties or exposure to adverse business, financial, or economic conditions which could lead to the obligor's inadequate capacity to meet its financial commitment on the obligation.

      "B"  An obligation rated "B" is more vulnerable to nonpayment than obligations rated
           "BB," but the obligor currently has the capacity to meet its financial commitment on the obligation. Adverse business, financial, or economic conditions will likely impair the obligor's capacity or willingness to meet its financial commitment on the obligation.

    "CCC"  An obligation rated "CCC" is currently vulnerable to nonpayment, and is dependent upon favorable business, financial, and economic conditions for the obligor to meet its financial commitment on the obligation. In the event of adverse business, financial, or economic conditions, the obligor is not likely to have the capacity to meet its financial commitment on the obligation.

     "CC"  An obligation rated "CC" is currently highly vulnerable to nonpayment.

      "C"  The "C" rating may be used to cover a situation where a bankruptcy petition has been filed or similar action has been taken, but payments on this obligation are being continued.

      "D"  An obligation rated "D" is in payment default. The "D" rating category is used when payments on an obligation are not made on the date due even if the applicable grace period has not expired, unless Standard & Poor's believes that such payments will be made during such grace period. The "D" rating also will be used upon the filing of a bankruptcy petition or the taking of a similar action if payments on an obligation are jeopardized.

      Plus(+) or minus(-): The ratings from "AA" to "CCC" may be modified by the addition of a plus or minus sign to show relative standing within the major rating categories.

        r  This symbol is attached to the ratings of instruments with significant noncredit risks. It highlights risks to principal or volatility of expected returns which are
           NOT addressed in the credit rating. Examples include: obligations linked or indexed to equities, currencies, or commodities; obligations exposed to severe prepayment risk--such as interest-only or principal-only mortgage securities; and obligations with unusually risky interest terms, such as inverse floaters.

                                      B-2